                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment Number 2
                                       to
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                             BLUE RIDGE ENERGY, INC
                 (Name of Small Business Issuer in Its Charter)



         NEVADA                                     61-1306702
  (State of Organization)               (I.R.S. Employer Identification No.)


              632 ADAMS STREET, SUITE 710, BOWLING GREEN, KY 42101
                                 (270) 842-2421
          (Address and telephone number of principal executive offices)



Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: Common Stock par value $.005 per value.

                                TABLE OF CONTENTS

                                   Form 10-SB

                             BLUE RIDGE ENERGY, INC.



   PART I

       Item 1.     Business                                                                     3
       Item 2.     Management's Discussion and Financial Analysis                               6
       Item 3.     Properties                                                                  12
       Item 4.     Securities Ownership of Certain Beneficial Owners and Management            15
       Item 5.     Directors, Executive Officers, Promoters and Control Persons                16
       Item 6.     Executive Compensation                                                      17
       Item 7.     Certain Relationships and Related Transactions                              17
       Item 8.     Description of Securities                                                   18

   PART II

       Item 1.     Market Price of and Dividends on the Registrant's Common Equity and
                   Other Shareholder Matters                                                   19
       Item 2.     Legal Proceedings                                                           20
       Item 3.     Changes in and Disagreements with Accountants                               20
       Item 4.     Recent Sales of Unregistered Securities                                     20
       Item 5.     Indemnification of Directors and Officers                                   22

   PART F/S

       Financial Statements                                                                    F-1

   PART III

       Index to Exhibits                                                                       23


   OTHER
       Signatures                                                                              25

                                     PART I

ITEM 1.  BUSINESS

GENERAL DESCRIPTION


    Blue Ridge Energy, Inc. ("BR Energy"), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated ("Gem Source"), and subsequently changed the name of the company to Blue Ridge Energy, Inc. in May 1996. BR Energy has offices at 632 Adams Street, Suite 710, Bowling Green, KY 42101.

    BR Energy is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. BR Energy sponsors oil & gas drilling partnerships through which it raises funds for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the partnerships. BR Energy also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of BR Energy by an affiliate, Blue Ridge Group, Inc. ("BR Group").

    BR Energy also acquires direct working interest participation in oil and gas properties. The working interest participations include exploratory and development wells and include both operated and non-operated working interest participations. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of several private offerings of BR Energy preferred stock.

    The sponsored oil and gas drilling partnerships are governed by limited partnership agreements which include provisions regarding capital contributions, allocation of profits and losses, distributions to the partners, and management of the partnership by BR Energy. Partners may be assessed for additional capital requirements of the partnership by BR Energy. Partners failing to contribute their pro rata share of the additional capital are subject to a 300% penalty of the amount which the partner failed to contribute. Such penalty may be offset against any distributions otherwise due such partner. Limited partners are not subject to liability beyond their initial capital contributions but failure to contribute may subject them to the 300% penalty. Additional General Partners are subject to the debts and liabilities of the partnership, but if any Additional General Partner is held liable for any loss or liability of the partnership, such party shall be indemnified by the other partners to the extent of their respective interests in the partnership.

    The turnkey drilling contracts entered into by BR Energy with the sponsored oil and gas drilling partnerships cover the drilling, completing and equipping of the partnership wells. The material provisions of the turnkey drilling contracts include the identification of the specific wells to be drilled, the turnkey price, the depth of the wells to be drilled, the time of payment, the plan for completion of the well, the responsibility of BR Energy for a sound drilling location, and the right of the partnership to direct the stoppage of drilling at any time prior to reaching the contract total depth to be drilled.

    BR Energy intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs and as an independent producer of oil and gas. A discussion of BR Energy historical development over the past three years can be found in Item 2, Management's Discussion and Financial Analysis.


COMPETITION, MARKETS AND REGULATIONS

    COMPETITION


    The oil and gas industry is highly competitive in all its phases. BR Energy encounters strong competition from other independent oil and gas producers. Many of its competitors possess substantially greater financial resources, which they can use to acquire economically desirable oil and gas properties. BR Energy does not consider itself a significant factor in the domestic oil and gas industry nor in that segment of the oil and gas industry located in Kentucky, Texas, New Mexico or West Virginia.

    MARKETS


    The price obtainable for oil and gas production from BR Energy properties is affected by market factors beyond the control of the Company. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions, and variations in governmental regulations and tax laws and the imposition of new governmental requirements upon the oil and gas industry. There can be no assurance that oil and gas prices will not decrease in the future, thereby decreasing net revenues from BR Energy properties.

    From time to time, there may exist a surplus of gas or oil supplies, the effect of which may be to reduce the amount of hydrocarbons that BR Energy may produce and sell, while such oversupply exists. In recent years, initial steps have been taken to provide additional gas pipelines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.


    REGULATIONS

    Environmental Regulation


    The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment by the oil and gas industry. These laws and regulations may require the acquisition of permits by oil and gas operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to BR Energy of compliance with existing and future environmental regulations cannot be predicted.


    Federal Regulation of Natural Gas


    The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from BR Energy properties.


    FERC Orders


    Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundled transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities.


    FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resell the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

    It is not anticipated that the marketability of and price obtainable for natural gas production from BR Energy's properties will be significantly affected by FERC Order No. 500. Gas produced from BR Energy's properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.


    State Regulations


    Production of any oil and gas from BR Energy's properties is affected by state regulations. States in which BR Energy operates have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.





    Employees


    BR Energy has no employees. BR Energy's majority shareholder, BR Group however, has a staff of geologists, petroleum engineers, drilling and accounting personnel who administer the operations of BR Group and the BR Energy. As of September 30, 1999, BR Group had 60 employees of which approximately 15 are geological and administrative personnel. The remainder are employed in oil and gas drilling and service activities. BR Energy pays a $20,000 per month management fee to BR Group for administrative and overhead expenses. This management fee is intended to cover only the expenses attributable to the 15 geological and administrative personnel, which are applicable to BR Energy's operations. The fee has been determined on a proportional basis because specific identification of expenses is not practicable. Management believes that this cost allocation method of expenses is reasonable.

    Annually, the Board of Directors will determine if any of the executive officers of BR Energy (discussed on page 17) are eligible for a performance bonus. During 1998, Robert D. Burr was paid a performance bonus of $25,000.

ITEM 2.  MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS

FINANCIAL OVERVIEW



    During March 1996, BR Group, acquired a majority of the common stock of BR Energy with the intent to develop it as an oil and gas exploration and development company. In May 1996, (1) a new Board of Directors and Executive Officers were elected, (2) the name of the company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc., and (3) the capitalization of BR Energy was restructured. The restructuring included a 1 for 5 reverse stock split of BR Energy's Common Stock effective May 6, 1996, which reduced the total number shares of common stock issued and outstanding to 526,000 shares. Additionally, 5,000,000 shares of BR Energy preferred stock were authorized at that time. Also, in 1996, after the 1 for 5 reverse split, BR Group loaned BR Energy $126,000 and BR Group purchased an additional 1,000,000 shares of BR Energy Common Stock for $50,000 ($0.05 per share) bringing BR Group's its total ownership of BR Energy at December 31, 1996 to 1,200,000 shares out of a total of 1,526,600 shares and BR Energy common stock. The $126,000 loan was repaid in March, 1997.

    BR Energy has continued to increase its equity from 1996 through 1999 with a series of four preferred stock private placements.

    In May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock which had a par value of $0.001 per share at a price of $3.00 per share. In July 1996 the BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target"), a Kentucky limited partnership by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock based upon an agreed value of $189,190 for the assets acquired. Legal fees paid related to the issuance of these securities of $7,500 resulted in a net value of assets received of $181,690, which equated to a value of $.71 per share before expenses for the Series A Preferred Stock issued. At the time of its issuance, there was no established market for the Series A Preferred Stock. The exchange price was arbitrarily determined by the management of BR Energy. For financial statement purposes, the value of the Series A Preferred Stock issued and the assets acquired were recorded at the estimated fair market value of the assets acquired, which was considered the value more clearly determinable. The difference between the par value of the shares issued and the value of the property received, plus the associated expenses related to the issuance of these securities, were recorded as additional paid in capital of BR Energy. In 1997, BR Energy issued an additional 32,000 share of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy.

    In conjunction with the Target exchange offer BR Energy also authorized the issuance and sale of up to 300,000 shares of BR Energy's Series B Preferred Stock for $3.00 per share, cash. The Series B Preferred Stock bore a 12% annual dividend and was convertible into two (2) shares of BR Energy Common Stock. During 1996 and 1997, 202,374 shares of BR Energy Series B Preferred Stock were sold for approximately $596,000 (net of expenses). In 1998 approximately 175,000 shares of the issued Series B Preferred Stock were converted into 347,232 shares of BR Energy Common Stock.

    During 1997, BR Energy authorized the issuance and sale of up to 400,000 shares of its Series C Preferred Stock for $6.00 per share, cash, and sold 169,450 shares of Series C Preferred Stock for approximately $1,016,700. The BR Energy Series C Preferred Stock bore a 12% annual dividend and was automatically convertible into two (2) shares of BR Energy's Common Stock effective when a registration statement is filed with the SEC or 2 years, whichever occurs first. At September 30, 1999 a total of 151,312 Series C shares had been converted into 302,624 shares of BR Energy common stock. As of September 30, 1999 a total of 18,138 BR Energy Series C Preferred shares remained outstanding.

    In 1998, BR Energy authorized the issuance and sale of 1,000,000 shares of BR Energy's non-voting Series D Preferred Stock for $5.00 per share, cash. In addition, BR Energy issued one Common Stock Warrant exercisable to purchase one share of BR Energy Common Stock for $1.00 with each share of Series D Preferred Stock sold. The BR Energy Series D Preferred Stock bears a 12 % annual dividend and is automatically convertible into one (1) share of BR Energy Common Stock effective when a registration statement for BR Energy Common Stock is filed with the SEC or two years from issuance, whichever occurs first. As of December 31, 1998, 286,450 shares of Series D Preferred Stock had been sold for approximately $1,342,250 to 36 shareholders and 286,450 Common Stock Warrants were outstanding. By September 30, 1999, 534,000 Shares of Series D Preferred Stock had been sold for approximately $2,670,000 and 534,000 Common Stock Warrants were outstanding. None of the Series D Preferred Shares have been converted into BR Energy Common Stock.

    BR Energy has derived cash flow from the above issuance of preferred stock, the exercise 1998 by BR Group of Warrants to purchase 2,800,000 shares of BR Energy Common Stock at $0.05 per share for $140,000, the profits earned by BR Energy from the sponsoring of oil and gas drilling partnerships, and the revenues earned from the turnkey drilling contracts in the drilling of partnership wells. This has enabled BR Energy to fund its 1% partnership interest in the oil and gas drilling partnerships, advance funds related to the purchase two drilling rigs, pay its operating costs and other expenses, and participate as a direct working interest partner in thirteen (13) wells. Of the Warrants exercised by BR Group, 1,800,000 shares were the Warrants remaining from the 2,000,000 issued by BR Energy to BR Group in June, 1996. The remaining 1,000,000 Warrants exercised related to the 5,000,000 Warrants issued by BR Energy to BR Group in February, 1998 exercisable at $0.05 a share.

    As of December 31, 1998, BR Energy had sponsored and invested in the private placement of seven (7) Limited Partnerships with subscriptions of approximately $9,224,810. These Limited Partnerships sponsored by BR Energy participated in the drilling of twenty eight (28) oil and gas wells of which ten (10) are producing oil wells; fourteen (14) are producing gas wells; and four (4) are dry holes. In addition to the indirect working interest owned through the Limited Partnerships, BR Energy also participated with additional direct working interest ownership in twelve (12) of these twenty eight (28) wells. Of the twelve (12) wells where BR Energy participation for additional direct working interest, one (1) is an oil well, ten (10) are gas wells, and one (1) is a dry hole. BR Energy's total participation in these twenty eight (28) wells resulted in five (5) and 32/100 (5.32) net wells owned by BR Energy.

     In 1996, BR Energy acquired a direct working interest participation in the drilling of a gas well in Vermilion Parish, Louisiana for $126,000. Although initial results were promising, the operator of the well, Mescalero Energy, Inc., filed for bankruptcy in 1997. Various contractors filed liens on the well. The well is involved in various legal matters regarding the contractor liens as well as the bankruptcy of the operator. Because of these legal actions, BR Energy has been unable to determine the productive capabilities of the well, if any, or the legal status of any production resulting from the well. Due to these uncertainties, BR Energy recorded, in 1997, an impairment loss for the entire amount ($126,000) invested in this project. These circumstances caused the significant revisions to the Company's gas reserves during 1997.

    BR Energy's management reviews its proved and unproved oil and gas properties for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Unproved properties normally represent the ownership of leasehold interest in mineral properties where management intends to explore for oil and gas by the drilling of oil and gas wells. These leasehold interests are considered valid for the period of time as per the terms of an oil and gas lease. This period of time is commonly referred to as the "primary term" which is the period of time allowed for the lessee to commence drilling of a well with the intent to establish commercial production. Unproved oil and gas properties are periodically assessed for impairment of value, and a loss is recognized at the time of impairment. An unproved property would likely be impaired, for example, if a dry hole has been drilled on it and the Company has no firm plans to continue drilling. Also, the likelihood of partial or total impairment of a property increases as the expiration of the primary lease term approaches if drilling activity has not commenced on the property or on nearby properties. Impairment of individual unproved properties whose acquisition costs are relatively significant are assessed on a property-by-property basis.

    BR Energy has directly participated in the acquisition and development of undeveloped oil and gas leases over the past three years. As previously discussed, BR Energy acquired approximately 35,000 acres of undeveloped leasehold interests in 1996 from Target. This acquisition accounted for approximately 217,457 of the total of 265,746 shares of BR Energy Series A Preferred Stock issued. These leases had an average term of two to three years. Because of the significant decline in oil prices by early 1998, it was not economically feasible to develop the leases. The prices continued to be depressed even into 1999 and the leases eventually expired. Because of the depressed oil prices BR Energy evaluated these interests held and recorded an impairment loss of $77,405 in both 1997 and 1998 that reduced the $154,810 carrying value of the assets to zero. As of December 31, 1998, BR Energy had no cost basis in undeveloped oil and gas leases.

    Properties are considered proved if proved reserves can be assigned to the property. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reservoirs are considered to contain proved reserves if the reserves can be produced economically and such economic production is supported by either actual production or a conclusive formation test. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relative major expenditure is required for recompletion.

    Proved properties are evaluated annually for possible impairment. Impairment is evaluated by comparing the estimated future cash flows of proved reserves to the cost basis of the proved oil and gas properties. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the asset, an impairment loss is recognized.

    BR Energy uses the following assumptions regarding changing production levels and prices to evaluate the estimated future cash flows from proved properties. Initial production rates are based on the current rates for those reservoirs now on production. If a decline trend was established, this trend is used as the basis for estimating future rates. The oil and gas prices used in calculating the expected future cash flows of the Company's proved reserves for purposed of the impairment test calculations are based upon each specific properties year-end prices which are held constant for future periods. BR Energy's year end prices as of December 31, 1998 ranged from $10.07 to $12.89 for oil and from $1.58 to $1.64 for gas.

    During 1998, BR Energy drilled the Homestake #1 well in Lea County, New Mexico. BR Energy owns a 89.2% working interest in this well. This property accounts for approximately 74% of BR Energy's proved developed reserves as of December 31, 1998.



    The end of 1997 and the beginning of 1998 saw a drastic decline in oil prices, thereby affecting the valuation of BR Energy's oil properties per its reserve reports at December 31, 1998. Because of the decline in oil prices, BR Energy determined that the carrying value of some of its proved oil and gas properties was impaired. The Company evaluated its investment of $392,380 in the Homestake #1 re-entry well. This projection is calculated using the future estimated reserves report with prices held constant at the December 31, 1998 year end oil price of $10.07 per barrel. This calculates to an impairment regarding the Homestake #1 well of $205,954. Management elected to provide for a additional impairment regarding the Homestake #1 property to allow for the potential of a decline in production at a faster rate than as projected. Accordingly, an impairment loss of $250,000 as related to the Homestake #1 well was reflected in the December 31, 1998 financial statements. The total impairment loss for 1998 was $327,405, including the $77,405 impairment loss recognized as related to the Target undeveloped leases. The total cost of proved oil and gas properties plus support equipment and facilities as of December 31, 1998, was $555,899.


    In the latter half of 1998, BR Energy entered into an agreement with its majority shareholder, BR Group, to acquire and develop oil and gas wells in the Appalachian Basin of Kentucky and acquire drilling equipment. Participation in the oil and gas wells was to be through sponsored oil and gas limited partnerships and through direct working interest participation.

    By December 31, 1998, BR Energy had total assets of approximately $3,000,000, total liabilities of approximately $600,000 and shareholders' equity of approximately $2,400,000. BR Energy's net income increased 154% in 1998 to $48,000 from a net loss of $89,000 in 1997. Earnings per common share, which take into account cash dividends paid on preferred stock, increased 55% to a loss of $0.09 per share in 1998 from a loss of $0.20 per share in 1997. All per share data in this report utilized the weighted average number of common shares outstanding during the respective years as more fully described in footnote #1 to the Company's audited financial statement.

    During the first half of 1999, BR Energy expanded its activities with the purchase of two Ingersoll Rand drilling rigs and ancillary equipment for approximately $2,100,000. Approximately 50% of these rig and equipment purchases were from BR Group and were made at cost. These purchases were funded by proceeds from BR Energy's Series D Preferred Stock offering and approximately $600,000 in long-term debt to an unaffiliated entity.

    During the first nine (9) months of 1999, BR Energy sponsored and invested in the private placement of two (2) additional Limited Partnerships with subscriptions of approximately $2,335,500. These Limited Partnerships sponsored by BR Energy participated in the drilling of fifteen (15) oil and gas wells in Harlan County, Kentucky, located in the Appalachian Basin. Five (5) of the wells are producing gas wells; four (4) are gas wells in the completion phase; and six
(6) are drilling or are scheduled to be
drilled. In addition to the indirect working interest owned through these Limited Partnerships, BR Energy also participated with additional direct working interest ownership in five (5) of these fifteen (15) wells. Of the five (5) wells where BR Energy participated for additional direct working interest, all five (5) are producing gas wells. BR Energy's total participation in these fifteen (15) wells resulted in the addition of three (3) and 45/100 (3.45) net wells owned by the Company. The four (4) gas wells in the completion phase and the six (6) wells drilling or scheduled to be drilled are in an area in Harlan County, Kentucky where a gas pipeline has not been completed as scheduled by the gas purchaser. The date on which gas sales are anticipated from these ten (10) wells is uncertain.

INCOME STATEMENT REVIEW

    Net income was $48,000 in 1998, compared to a net loss of $89,000 in 1997. On a per share basis, which takes into account cash dividends paid on preferred stock, BR Energy had a net loss of $0.09 per share in 1998 as compared to a net loss of $0.20 per share in 1997.


    OPERATING REVENUES


    Operating revenues totaled $2,100,000 in 1998; a 29.7% decrease from the $3,000,000 recorded in 1997. Turnkey drilling contract sales included in operating revenues were $1,743,200 in 1998 as compared to $2,616,843 for 1997. Oil and gas sales included in operating revenues were $27,501 for 1998 as compared to $28,277 for 1997. Operating revenues also includes fees earned from the sponsoring of oil and gas drilling partnership in the form of management fees, syndication fees, and other reimbursed costs. These fees included in operating revenues totaled $ $316,978 for 1998 as compared to $325,791 for 1997.

    The decrease in operating revenues in 1998 from 1997 was directly related to lower sales of BR Energy's sponsored oil and gas drilling partnerships during 1998. In the opinion of BR Energy, the sale of oil and gas drilling partnership interests was hampered by low prices for oil and gas during much of 1998.

    Increased production from BR Energy's oil and gas activities was negated by a sharp decline in oil prices in the early portion of 1998 thereby causing oil and gas revenues to remain essentially unchanged.


    DIRECT OPERATING COSTS


    Direct operating costs totaled $1,400,000 in 1998, a 35.1% decrease from the $2,200,000 incurred in 1997. Direct operating costs are the turnkey drilling contract costs for the drilling, completion, and equipping of oil and gas wells. The decrease in these costs are a result of the lower oil and gas prices during 1998 that caused a lesser amount of drilling funds to be raised during 1998 and correspondingly resulted in reduced drilling costs.


    OTHER OPERATING EXPENSES


    Other operating expenses decreased 23.3% to $655,000 in 1998 from the $854,000 experienced in 1997 despite an increase of 62.5%, or $127,000, in impairment losses on oil and gas leases recorded in 1998 as compared to such losses recorded in 1997. This decrease was accomplished primarily by improved efficiencies in the marketing of BR Energy's Limited Partnerships which reduced marketing costs 63.5% to $127,000 in 1998 as compared to $346,000 in 1997. Additionally, a 43.3% reduction in General and Administrative costs to $166,000 in 1998 from $293,000 was caused by fewer of these costs being associated with corporate activities and more being directly associated with operating activities. General and administration costs during 1998 and 1997 consisted primarily of management fees paid to BR Group and legal and professional fees.

    Depreciation, depletion and amortization increased to $17,978 in 1998 from $118 in 1997. This increase was primarily related to the purchase of oilfield service equipment in 1998 plus BR Energy's portion of the depreciation as related to its investment in two sponsored limited partnerships, Blue Ridge Energy Production Fund Limited Partnership and the Paluxy Limited Partnership.

    OTHER INCOME (EXPENSE)


    Other income (expense) increased to $95,000 in 1998 from $3,000 as a result of interest income generated by the funds received from BR Energy's preferred stock offering.


    INCOME TAXES


    BR Energy provided for income tax expense (benefit) of $25,000, $41,000 and $88,000 in 1998, 1997 and 1996, respectively. These provisions represent effective tax rates of 33% in each of those years. In 1998, 1997 and 1996, BR Energy had tax deductions for Intangible Drilling Costs resulting in tax credits of $100,000, $89,000 and $43,000, respectively. These tax credits were utilized, whenever possible, in order to reduce the cash impact of the income taxes.

     A valuation allowance for BR Energy's deferred tax asset of $35,442 in 1998 and $48,681 in 1997 (see note 8 to the accompanying audited financial statements) was not provided due to existing taxable temporary differences sufficient to offset the net operating loss ("NOL") carryforward. During 1998 the Company utilized $39,000 of its NOL to reduce its taxable net income. BR Energy's net income in the first six months of 1999 has utilized the remaining NOL carryforward.


BALANCE SHEET REVIEW

    ASSETS


    BR Energy's current assets increased 153% to $2,300,000 at the end of 1998 from $900,000 at the end of 1997. The increase in 1998 was generated by funds derived from the sale of BR Energy's preferred stock, as previously discussed. These funds were the primary source of a 387% increase in advances to BR Group of $1,470,000 at the end of 1998 as compared to $300,000 at the end of 1997. These interest bearing, unsecured advances were made to BR Group in order to facilitate; (1) the acquisition and development of oil and gas properties in the Appalachian Basin, (2) to purchase a new Ingersoll Rand RD20 rig and a TR4 drilling rig and ancillary equipment and (3) improved interest income from available funds. BR Energy's operations were the primary source of the 31% increase in cash to $481,000 and the 52% increase in accounts receivable from managed limited partnerships, trade and other accounts receivable at the end of 1998 as compared to the end of 1997.

    Property and equipment decreased 18% to $540,000 at the end of 1998 as compared to $657,000 at the end of 1997 due to the recording of impairment losses on BR Energy's oil and gas lease inventory as previously discussed.

    Other assets increased 535% to $147,000 at the end of 1998 from $23,000 at the end of 1997 primarily as a result of deposits made for the purchase of the drilling rigs and ancillary equipment previously mentioned.


    LIABILITIES


    BR Energy's current liabilities increased 88% to $520,000 at year-end 1998 from $53,000 at the end of 1997 as a result of BR Energy's increased operations.

    During 1998, the Company received advances from the 1998-Year End Drilling Program as prepayment of drilling fees for services to be performed during 1999. The amount of the advanced funds was $284,074.

    In connection with the rescission of several limited partners investments in the Company's sponsored oil and gas drilling programs, BR Energy issued promissory notes for $205,675 at December 31, 1998.

    BR Energy adopted provisions of the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (required for fiscal years beginning after December 15,1992) which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for their estimated future tax consequences. The tax effect of significant temporary differences representing these net deferred taxes was $24,000 and $3,000 at December 31, 1998 and December 31, 1997, respectively. For further information regarding income taxes, see Note 8 of the Financial Statements.

    BR Energy had no long-term debt in either of the years ended December 31, 1998 and December 31,1997.


    STOCKHOLDERS' EQUITY


    Total capital invested in BR Energy for Common and Preferred Stock increased 71% to $2,900,000 at year-end 1998 from $1,700,000 at the end of 1997 as a result of the purchases of Preferred Stock by investors as previously discussed. Approximately 151,312 shares of Series C Preferred Stock were converted into 302,624 shares of Common Stock during 1998 and the first 9 months of 1999. BR Energy's majority shareholder, BR Group exercised options to purchase 2,800,000 shares of Common Stock for $140,000 in February 1998. For further information regarding the capital structure of BR Energy, see Note 7 of the Financial Statements.

    Despite recording net income of $48,000, BR Energy's retained earnings declined 144% to an accumulated deficit of $488,000 at December 31, 1998 from an accumulated deficit of $200,000 at December 31, 1997 as the result of the payment of cash dividends totaling $336,000 to BR Energy's Preferred Shareholders during the year, 1998.


CAPITAL RESOURCES AND LIQUIDITY


    BR Energy's current ratio (current assets / current liabilities) was 4.44 to 1 in 1998 and 17.19 to 1 in 1997. Such calculations includes the accounts receivable from managed oil and gas drilling partnerships ($248,234 in 1998 and $143,806 in 1997) and advances to related parties ($1,467,916 in 1998 and $301,460 in 1997). The change in the current ratio from 1998 to 1997 was due primarily to an increase in advances to related parties during 1998 of $1,166,000. Such amount has been repaid in 1999 as more fully discussed in the six months June 30, 1999 analysis. In connection with the rescission of several limited partners investments in the Company's oil and gas drilling programs, the Company issued promissory notes for $205,675 requiring monthly payments. Those notes contained accelerated payment provisions and were substantially paid off by June 30, 1999.

    During the two years ended December 31, 1998 and December 31, 1997, BR Energy has relied upon net inflows of cash from the sale of equity, supplemented by net inflows of cash generated by its operating activities to fund the purchase of assets and its expansion. Generally speaking, management intends to fund further growth with similar equity transactions and improved cash flows from operations.

    As of December 31, 1998, the Company had sufficient cash to satisfy its operating needs for a period of 90 days or longer. The Company plans to continue to sponsor 3 to 5 limited partnership oil and gas drilling programs a year.

SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

    The Company sponsors the formation of limited partnerships for the purpose of conducting oil and gas exploration, development and production activities. The Company serves as general partner for the partnerships and earns the following fees or reimbursements as follows;

     (1)  Management and Administrative fees

     (2)  Reimbursement for legal, accounting and printing costs

     (3)  Estimated Profit from Turnkey Drilling contract

     (4)  Syndication costs

    Net Income was $293,000 for the six months ended June 30, 1999, as compared to $133,000 for the same period in 1998. On a per share basis, which takes into account cash dividends paid on preferred stock, BR Energy had earnings of $0.03 per share in 1999 as compared to a net loss of $0.01 per share for the same period in 1998. Operating revenues totaled $3,500,000 during the six months ended June 30, 1999; a 102% increase over the $1,700,000 recorded during the same period in 1998. This increase was directly related to increased activities by BR Energy in the sponsorship of oil and gas drilling programs during 1999 as compared to 1998. The changes in direct operating costs, other operating expenses and other income were directly and proportionally related to those changes in operating revenues.

    BR Energy's current assets decreased 43.5% to $667,000 at June 30, 1999, as compared to $1,200,000 at June 30, 1998, as a result of the purchase of drilling equipment previously discussed. Total assets increased 8.5% to $3,700,000 as a result of additions to long-term debt associated with the acquisition of the drilling equipment and a 45% increase in stockholders' equity to $2,800,000. The increase in stockholders' equity resulted from the sales of BR Energy's Preferred Stock as previously discussed.

    The Company acquired two Ingersoll Rand drilling rigs and ancillary equipment for $2,100,000 during the six months ended June 30, 1999. These drilling rigs were purchased through the reduction of advances to related parties (BR Group) by $1,135,000 and the issuance of long-term debt for $600,000. The remainder of the purchase price, $365,000 was paid in cash.

    As a result of BR Energy's increased operations, at June 30, 1999 the current ratios were 6.78 to 1, a decrease of 89% from 56.86 to 1 at June 30, 1998. During the six months ended June 30, 1999 and June 30, 1998, BR Energy has relied upon net inflows of cash from the sale of Preferred Series D Stock, supplemented by net inflows of cash generated by its operating activities and additions to long-term debt to fund the purchase of assets and expansion.


ITEM 3.  PROPERTIES


    BR Energy sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner. Through this 1% managing general partner interest the Company indirectly owns 1% of the working interest in the various wells owned by the Partnerships. BR Energy has also purchased additional partnership interest above its normal 1% general partner interest in certain partnerships. BR Energy has also purchased direct working interest participation in oil and gas wells.

    As of December 31, 1998, BR Energy has participated in a total of 28 wells, of which 10 are producing oil wells, 14 are producing gas wells, and 4 are dry holes.

PRODUCTIVE WELLS AS OF DECEMBER 31, 1998




                                                        Texas           Kentucky        New Mexico
                                                       -------          ---------      ------------
            Oil Wells:
                     Gross Wells                         9.00             0.00             1.00
                     Net Wells                           0.98             0.00             0.67

            Gas Wells:
                     Gross Wells                         3.00            11.00             0.00
                     Net Wells                           0.23             3.13             0.00

BR Energy's most valuable wells, based upon December 31, 1998 estimates of discounted future net revenues using constant pricing and costs, are described below.

1. Approximately 74% of total value of the Company's reserves as of December 31, 1998 are from the Homestake #1 oil well in Lea County, New Mexico. The Homestake #1 produces from the Wilcox Sand formation. The Company owns 89.2% of the Working Interest in the Homestake #1 which is a 66.9% Net Revenue Interest.


2. The Keegan Gibson #1 oil well is in Smith, County, Texas and produces from the Frio and Vicksburg Sand formations, accounting for 11% of the value total of BR Energy's reserves as of December 31, 1998. BR Energy owns 7.01% of the Working Interest which is a 4.91% Net Revenue Interest. This interest is owned indirectly through the Company's interest in the Paluxy Limited Partnership.

3. Eight oil wells are in Fayette County, Texas and produce from the Austin Chalk formation, accounting for 15% of the value. BR Energy owns an average of 11.33% Working Interest which is a 7.93% Net Revenue Interest. This interest is owned indirectly through BR Energy's interest in the Blue Ridge Energy Production Fund Limited Partnership.

There are no other wells owned by BR Energy contributing to BR Energy's total estimated reserve values as of December 31, 1998.

Since December 31, 1998 BR Energy has embarked on an Appalachian Basin fifteen
(15) well drilling program in Bell, Knox and Harlan counties of Kentucky. As of September 30, 1999, nine (9) wells have been drilled. Of the nine (9), five (5) are currently in production and selling gas, the remaining four (4) have been drilled and are in various stages of completion. Six (6) additional wells are drilling or scheduled to be drilled in Harlan County, Kentucky.

Since December 31, 1998 BR Energy has also sponsored a partnership for the drilling of one well in Wharton County, Texas which is scheduled to begin drilling in December, 1999.

    The working interest owned by BR Energy either directly or indirectly through the oil and gas partnerships is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interests which generally range in total to between 20% - 30% on each property. Management does not believe any of these burdens materially detract from the value of the properties or will materially detract from the value of the properties or materially interfere with their use.

BR Energy's headquarters are maintained in Bowling Green Kentucky in an office owned by its affiliate, BR Group. BR Energy has a management agreement with BR Group for the use of these facilities and the related office equipment. The Company's books and records are maintained in this office. See Item 1 in the general business section for a discussion of this management agreement with BR Group.

During 1999, the Company acquired two drilling rigs. Rig #4 is a 1999 Ingersoll Rand RD-20 which is capable of drilling 5,000 feet and Rig #2 which is an Ingersoll Rand TR-4 capable of drilling 3,000 feet. The drilling rigs are managed by BR Group on behalf of BR Energy and are used to drill wells for oil and gas partnerships sponsored by BR Energy as well as on a contract basis for other third parties.


TITLE TO PROPERTIES


    Title to substantially all significant producing properties of BR Energy has been examined. The properties are subject to royalty, overriding royalty and other interests customary in the industry. The title to the Homestake properties has been examined by an attorney and reflects BR Energy owns the interest as used in the calculation of the oil reserves. As a course of normal practice the operator of each lease has the responsibility of examining the title on behalf of all working interest partners.

PRODUCTION AND SALES PRICE


    The following table summarizes the sales volumes of BR Energy's net oil and gas production expressed in barrels of oil. Equivalent barrels of oil are obtained by converting gas to oil on the basis of their relative energy content; Six thousand cubic feet of gas equals one barrel of oil.




                                                                      NET PRODUCTION            NET PRODUCTION
                                                                    FOR THE YEAR ENDED        FOR THE YEAR ENDED
                                                                     DECEMBER 31, 1998         DECEMBER 31, 1997
                                                                    ------------------        ------------------
                    Net Volumes (Equivalent Barrel)                              2,051                     1,414

                    Average Sales Price
                       per Equivalent Barrel                        $            13.41        $            20.00

                    Average Production Cost
                       per Equivalent Barrel
                       (includes production taxes)                  $            13.27        $            11.72



    The Average Production Costs per Equivalent Barrel represents the Lease Operating Expenses divided by the Net Volumes in equivalent barrels. Lease Operating Expenses includes normal operating costs such as pumper fees, operator overhead fees, electric costs, pump repair costs, chemicals, pulling unit costs, production taxes, etc. The 1998 amount of $13.41 is higher than the average costs used in the calculation of the Standardized Measure of Discounted Future Net Cash Flows because the 1998 year included significant workover costs (pulling units and pump repairs) related to the Blue Ridge Energy Production Fund Wells which is not expected to be incurred again in future years. In addition, the majority of the future production is anticipated to be from the Homestake #1 well which is anticipated to have lower lease operating costs per barrel.


NET PROVED OIL AND GAS RESERVES


    Presented below are the estimates of BR Energy's proved reserves as of December 31, 1998 and 1997. All of BR Energy's proved reserves are located in the United States.




                                                                              DECEMBER 31,                    DECEMBER 31,
                                                                                 1998                            1997
                                                                         -----------------------         -----------------------
                                                                         NATURAL                         NATURAL
                                                                           OIL             GAS             OIL             GAS
                                                                         -------         -------         -------         -------
                                                                          (BBLS)          (MMCF)          (BBLS)          (MMCF)
                    Proved  developed  reserves at end of
                       year:
                       Balance at beginning of year                        2,236               0           1,005              40
                       Extensions, discoveries
                          and other additions                             44,067              --           1,076              --
                       Revisions of previous estimates                        --               4             989             (40)
                       Purchases of minerals in place                     13,452              11             580              --
                       Production                                         (1,718)             (2)         (1,414)
                                                                         -------         -------         -------         -------
                       Balance at end of year                             58,037              13           2,236               0
                                                                         =======         =======         =======



                     BBLS - Barrels of Oil
                     MMCF - Million cubic feet of gas

The Company has no reserve estimates for proved undeveloped reserves or potential reserves.

    The following table summarizes by acquisition BR Energy's reserves and gross and net interests in producing oil and gas wells as of December 31, 1998:

                                    Reserves
                                December 31, 1998




                                                                                          NATURAL
                            ACQUISITION                    STATES           OIL             GAS                    WELLS
                    ------------------------------        --------        --------        --------        ------------------------
                                                                           (BBLS)          (MMCF)            GROSS           NET
                    Interests in Sponsored
                    Limited Partnerships:
                       Blue Ridge Energy
                       Production Fund LP                       TX           8,546              13             8.0         0.95934
                       Paluxy LP                                TX           6,269              --             1.0         0.09410
                    Direct Interest:
                       Homestake #1 Well                        NM          43,222              --             1.0         0.66866
                                                                          --------        --------        --------        --------


                    Total Interests                                         58,037              13            10.0         1.63741
                                                                          ========        ========        ========        ========


    There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting the future rates of production, timing and plan of development. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ from those above. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, and, as a general rule, reserve estimates based upon volumetric analysis are inherently less reliable than those based on lengthy production history. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.


    In estimating the oil and natural gas reserves, BR Energy, in accordance with criteria prescribed by the Securities and Exchange Commission, has used prices received as of December 31, 1998 without escalation, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price BR Energy reasonably expects to receive.

    Future prices received for the sale of BR Energy's product may be higher or lower than the prices used in the evaluation described above; the operating costs relating to such production may also increase or decrease from existing levels. The estimates presented above are in accordance with rules adopted by the Securities and Exchange Commission.


ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The table below sets forth each stockholder who is known to the Company to be the beneficial owner of more than 5% of the common stock of the Company at September 30, 1999.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS




   Title of Class        Name and Address of Beneficial Owner        Amount and Nature of Beneficial Owner        Percent of Class
------------------      --------------------------------------      ---------------------------------------     --------------------
  Common stock           Robert D. Burr                                         1,104,802 (1)                           19.1%
                         632 Adams Street - Suite 710
                         Bowling Green, KY  42101

  Common stock           Russell Vera                                           1,104,802 (2)                           19.1%
                         632 Adams Street - Suite 110
                         Bowling Green, KY  42101

(1) Mr. Burr's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which owns 72.6% of BR Energy. Included in this table are warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share. Said warrants expire March 31, 2003.

(2) Mr. Vera's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which owns 72.6% of BR Energy. Included in this table are warrants held by BR Group to purchase 4,000,000 shares of BR Energy. Said warrants expire March 31, 2003.

(3) Mr. Burr and Mr. Vera (Mr. Burr's son-in-law) have disclaimed beneficial interest in each others respective shares.

The table below sets forth the beneficial stock ownership of all directors and officers of BR Energy as of September 30, 1999.




   Title of Class        Name and Address of Beneficial Owner        Amount and Nature of Beneficial Owner        Percent of Class
------------------      --------------------------------------      ---------------------------------------     --------------------
  Common stock          Robert D. Burr, President                               1,104,802 (1)                           19.1%

  Common stock          All Directors and Officers as a group                   1,104,802                               19.1%
                        (3 persons)



(1) Mr. Burr's beneficial ownership is attributable to his trust's ownership of 26.27% of BR Group which in turn owns 72.6% of BR Energy. Included in this table are warrants held by BR Group to purchase and additional 4,000,000 shares of BR Energy at $0.05 a share. Said warrants expire on March 31, 2003.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


    Set forth below is certain information as of September 25, 1999 regarding the directors and executive officers of BR Energy. These individuals are not employed directly by BR Energy. Their compensation is included under a management agreement with BR Group as more fully discussed on page 20.


                        DIRECTORS AND EXECUTIVE OFFICERS




                                                                  POSITION(S) WITH
                     NAME             AGE                   BR ENERGY AND OTHER COMPANIES
               -----------------     -----       ------------------------------------------------------
               Robert D. Burr         53         Chairman of the Board of BR Energy,
                                                 President and Chief Executive Officer

               J. Thomas Cook Jr.     47         Director of BR Energy, Senior Vice President-
                                                 Finance and Chief Financial Officer

               Gregory B. Shea        37         Director of BR Energy; Senior Vice President-Operations



ROBERT D. BURR, age 53, Bowling Green, Kentucky, has been Chairman of the Board, President and Chief Executive Officer of BR Energy since May, 1996. A native of Port Arthur, Texas, Mr. Burr attended McNeese State College, Lake Charles, Louisiana. He has been active for over 20 years in the oil and gas business with a myriad of companies. He has been the Chairman of the Board, President and Chief Executive Officer of BR Group, since August 1993.

J. THOMAS COOK, JR., age 47, Bowling Green, Kentucky, has been Vice President, Finance and a Director of BR Energy since May 1996. Mr. Cook also serves as Secretary and Treasurer of BR Energy. He is an accountant by training, and a graduate of Stephen F. Austin State University, Nacogdoches, Texas. From 1983 to 1989, he was Vice President, Finance and Treasurer of the Shanley Corp., Dallas, Texas, a publicly owned oil and gas exploration company. From 1990 through 1994, he served in various financial capacities for a group of Florida based companies with interests in Caribbean resorts, stores, and manufacturer of bath products. Since June 1, 1995, he has been a Director and the Vice-President - Finance and Chief Financial Officer of BR Group. In 1997, Mr. Cook became the brother-in-law of Mr. Burr.

GREGORY B. SHEA. age 37, Bowling Green, Kentucky, has been a Director and Senior Vice President-Operations of BR Energy since August, 1999. Mr. Shea has been President of Blue Ridge Builders, Inc. a residential/commercial builder in Bowling Green, Kentucky and a majority-owned subsidiary of BR Group since November 1994 and he was elected a Director of BR Group in February, 1995. Since that time, Mr. Shea has managed BR Group's Kentucky drilling and field operations. He is a native of Plano, Texas. Between 1981 and 1986, he attended the University of North Texas. Mr. Shea is a son-in-law of Mr. Burr.

ITEM 6.  EXECUTIVE COMPENSATION


    The following compensation was paid directly to the executives of BR Energy during the years ended December 31, 1998 and 1997:


                                         DECEMBER 31,      DECEMBER 31,
                                            1998              1997
                                        -------------     --------------
                Robert D. Burr - Bonus  $      25,000     $            0

     There was no compensation paid directly to the executives of BR Energy during the nine (9) months ended September 30, 1999.

    See Part I Item 1 (page 5 herein) for additional information regarding BR Energy's executive officers and their compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    BR Group owns approximately 54.1% of the Common Stock of BR Energy as of September 30, 1999. BR Energy has entered into several transactions with BR Group as follows.

    STOCK TRANSACTIONS

    In March 1996, BR Group acquired 1,000,000 shares of BR Energy's common stock from BR Energy for $0.10 a share, or $100,000. In June 1996, after a five to one share reverse stock split BR Group acquired another 1,000,000 shares of common stock from BR Energy for $0.05 per share, or $50,000 and warrants to purchase an additional 2,000,000 shares of common stock at $0.05 per share. During February 1998 BR Energy granted warrants to BR Group to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

    In June 1997, BR Group exercised warrants to purchase 200,000 restricted shares of BR Energy's common stock. In June 1998, BR Group exercised warrants to purchase 2,800,000 restricted shares of BR Energy's common stock. At September 30, 1999, BR Group owned warrants to purchase an additional 4,000,000 shares of common stock at $0.05 per share.

     In October, 1996, the Smackover/Woodbine I Joint Venture sponsored by BR Energy, and the West Currie Joint Venture sponsored by an affiliate, agreed to purchase 117,500 shares of BR Energy Series B Preferred Stock at $3.00 per share. As of December 31, 1998, 117,500 shares of Series B Preferred Stock had been issued under this arrangement. These Series B Preferred shares were exchanged for 235,000 shares of BR Energy Common shares during 1998.

    LOANS FROM BR GROUP

    During 1996, BR Group loaned $126,000 to BR Energy for the purchase of a working interest in a gas well in Vermillion Parish, Louisiana. This loan was repaid during the first quarter of 1997.

    During 1997, BR Energy purchased for $250,000 the JW Harris #1C oil well Frio County, Texas from two shareholders of BR Group. The shareholders were the Longhorn Trust and the Argyle Trust, which were Trusts established under Kentucky law for the benefit of the families of Robert Burr and Russell Vera respectively. Russell Vera is a son-in-law of Robert Burr. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from BR Energy of the original purchase price of $250,000. This $250,000 was paid in March, 1998.

    During 1998, BR Energy agreed to acquire drilling equipment and acquire and develop oil and gas properties in the Appalachian Basin of Kentucky with BR Group. In order to facilitate the acquisition of these properties and equipment, BR Energy loaned approximately $1,300,000, bearing interest at 12% per annum, to BR Group. As of June 30, 1999, approximately $98,989 in interest had been earned under this arrangement and the entire balance had been repaid via BR Group's drilling of 10 gas wells located in various counties in eastern Kentucky for BR Energy and the sale of a drilling rig and ancillary drilling equipment, at cost, to BR Energy.

    CONTRACTUAL AGREEMENTS


    Since June of 1996, BR Energy has entered into turnkey drilling contracts with BR Group for the acquisition, drilling, completing and equipping of oil and gas wells for BR Energy and the nine (9) oil and gas drilling partnerships that BR Energy has sponsored. A summary of the amounts involved in these contracts is as follows:
                    Year Ended          December 31, 1996   $ 1,308,070
                    Year Ended          December 31, 1997   $ 2,227,560
                    Year Ended          December 31, 1998   $ 1,428,382
                    Nine Months Ended   September 30, 1999  $ 2,417,000

    The terms of the contracts or transactions that the Company entered into with BR Group were on terms that were no more favorable than those obtained from unaffiliated parties.

    Additionally, BR Group provides various management, administrative, accounting and geological services for BR Energy for a fee of $20,000 per month. BR Energy also reimbursed BR Group for direct costs paid on its behalf which were less than $10,000 in 1998 and less than $10,000 during the first nine (9) months of 1999.

    During 1997 and 1998, the BR Energy had no significant customers or suppliers, other than its major stockholder, (BR Group) who could individually have a significant adverse effect on the Company's operations.


ITEM 8.  DESCRIPTION OF SECURITIES


    BR Energy is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock, which BR Energy initially had the authority to issue, was 20,000,000 shares designated as common stock. As of September 30, 1999 BR Energy was authorized to issue 25,000,000 shares of stock, 20,000,000 designated as common stock and 5,000,000 designated as preferred stock.


COMMON STOCK


    As of September 30, 1999, there were 5,788,994 shares of BR Energy's Common Stock, which has a par value of $0.005 per share issued and outstanding. Each holder of the Common Stock shall be entitled to one vote for each share of the Common Stock standing in his name on the books of BR Energy. Series A and B Preferred Stock had all been converted to BR Energy common stock by September 30, 1999.

SERIES C PREFERRED STOCK

During 1997, the Company authorized the issuance and sale of 400,000 shares of Series C preferred stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock is to be converted automatically into two (2) shares of common stock effective when a registration statement for the common stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of common stock, but subordinate to the liquidation preference of the Series A stock and Series B stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder. As of September 30, 1999, there were 18,138 shares of Series C Stock outstanding and 151,312 shares of Series C Stock had been converted to 302,624 shares of BR Energy common stock.


SERIES D PREFERRED STOCK


    During 1998, BR Energy authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at a price of $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

    In the event of any liquidation, dissolution or winding up of BR Energy, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of Common Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder. At September 30, 1999, there were 533,712 shares of Series D Stock issued and outstanding.

SERIES D COMMON STOCK WARRANTS


    During 1998, the Company authorized the issuance and sale of 1,000,000 Series D Common Stock Warrants ("Warrants") exercisable to purchase one share of the Company's Common Stock for $1.00. One Warrant is to be issued with each share of Series D Preferred Stock sold. At September 30, 1999, there were 533,712 Series D Warrants issued and outstanding.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION


    The Common Stock of BR Energy is traded OTC "Pink Sheets" with "BREY" as its stock symbol. The range of high and low bid information as quoted by bigcharts.com for each quarter since January 1, 1997 is as follows:




                                               HIGH BID       LOW BID
                                             -----------    -----------
                      March 31, 1997         No Activity    No Activity
                      June 30, 1997          No Activity    No Activity
                      September 30, 1997     No Activity    No Activity
                      December 31, 1997      No Activity    No Activity
                      March 31, 1998         No Activity    No Activity
                      June 30, 1998          $    1.75      $      .125
                      September 30, 1998     $   1.375      $    1.0625
                      December 31, 1998      $  1.0312      $    0.4062
                      March 31, 1999         $    0.50      $    0.4062
                      June 30, 1999          $    3.50      $      2.25
                      September 30, 1999     $    4.00      $      2.00



      There was no public market activity in the BR Energy common stock from January 1, 1997 until May 7, 1998. The only common stock transactions during this period were private purchases of the Company's common stock by BR Group. See Item 7 STOCK TRANSACTIONS.


    These quotations reflect inter dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.


    The Preferred Stock of BR Energy is not traded on any exchange and there is no trading market for the BR Energy Preferred Stock.


DIVIDEND INFORMATION


    No cash dividends have been declared or paid on BR Energy's Common Stock since BR Energy's inception. BR Energy does not plan to pay cash dividends in the future. BR Energy's dividend policy will be subject to any restrictions placed on it in connection with any debt offering or significant long-term borrowing.


SHAREHOLDER INFORMATION


    As of September 30, 1999, there are approximately 450 shareholders of BR Energy's Common Stock.

ITEM 2.  LEGAL PROCEEDINGS


     During the normal course of business, BR Energy receives inquires from various federal and state regulatory agencies. These inquiries are quite infrequent and responded to promptly by BR Energy. Occasionally, questions may occur with regard to misunderstandings or misinterpretations of programs offered by the Company or promotional material being used by the Company in connection with the sale of its sponsored oil and gas drilling partnerships. As of September 30, 1999, management of BR Energy is not aware of any significant regulatory issues presently outstanding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    None


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES




Recent sales of unregistered BR Energy Preferred Stock


          TITLE OF            CLASS OF           NO. OF         APPROX.     PRICE PER     SHARES      TOTAL AMT.     COMMISSIONS &
          SECURITY            INVESTOR         INVESTORS       DATE SOLD      SHARE        SOLD          SOLD       DISCOUNTS PAID
      ---------------      -------------     ------------    ------------  ------------  ---------   ------------  ----------------

      Series A(1)             Accredited           34           7/96 to     $   0.71      198,664    $  138,437    $      7,500(4)
      Preferred Stock         Non-Accredited       27             12/96                    67,082        50,753               0
                                                  ---                                    --------    ----------    ------------
                                                   61                                     265,746    $  189,190    $      7,500

      Series A(2)             Accredited            4           6/97 to     $   3.00       26,000        78,000    $          0
      Preferred Stock         Non-Accredited        2              8/97                     6,000        18,000               0
                                                  ---                                    --------    ----------    ------------
                                                    6                                      32,000        96,000    $          0

      Series B(3)             Accredited           16           8/96 to     $   3.00      181,691    $  545,073    $     28,886(5)
      Preferred Stock         Non-Accredited        9              8/97                    20,683        52,049           9,307
                                                  ---                                    --------    ----------    ------------
                                                   25                                     202,374    $  597,122    $     38,193

      Series C                Accredited           29           5/97 to     $   6.00       71,750    $  430,500    $    116,512(5)
      Preferred Stock         Non-Accredited       29             12/97                    97,700       586,200         143,846
                                                  ---                                    --------    ----------    ------------
                                                   58                                     169,450    $1,016,700    $    260,358

      Series D                Accredited          108           6/98 to     $   5.00      498,700    $2,493,500    $    374,025(5)
      Preferred Stock         Non-Accredited        9              9/99                    35,250       176,250          26,437
                                                  ---                                    --------    ----------    ------------
                                                  117                                     533,950    $2,669,750    $    400,462(5)



(1)  Represents exchange for Target Leasing, Ltd. I partnership interests

(2)  Sold for Cash

(3) Includes approximately 117,500 of Series B Preferred Stock sold to the Smackover/Woodbine I Joint Venture sponsored by BR Energy and the West Currie Joint Venture sponsored by an affiliate. The proceeds received by BR Energy as related to these two transactions were approximately $352,500.

(4)  Represents legal expenses

(5) Substantially all commissions related to the recent sales of unregistered securities have been paid to Ridgemont Securities, Inc. (an affiliated broker/dealer of BR Energy). The Company does not utilize the services of an underwriter in connection with its security offerings.

RECENT SALES OF UNREGISTERED BR ENERGY COMMON STOCK.

During the year ended 1998 and nine months ended September 30, 1999, certain preferred stockholders converted their BR Energy preferred stock, into BR Energy common stock at various conversion ratios. A detail of such transaction is contained in the following table and in Part I, item 8 of this registration statement.




Security                No. of Investors     Sale year     Exchange Year      Common Shares Issued     Commission or Discount Paid
------------------     -----------------     ---------     -------------     -----------------------   ---------------------------
Series A Preferred             67             1996/97          1998                 297,746                      None
Series B Preferred            177             1996/97          1998                 404,748                      None
Series C Preferred             58              1997            1999                 302,624                      None



During the period March 1996 through September 30, 1999, BR Group acquired a total of 3,132,575 shares of restricted common stock of BR Energy through cash purchases and exercise of warrants at varying prices. Such transactions are explained in more detail in Part I, item 7 of this registration statement and in the following table.

EXERCISE OF WARRANTS TO PURCHASE BR ENERGY COMMON STOCK

The Board of Directors of BR Energy authorized the issuance of warrants to BR Group in June 1996 and February 1998 for 2,000,000 and 5,000,000 shares of common stock. The exercise price was $.05 and they expire, if not exercised, on June 30, 2001 and March 31, 2003, respectively. There were no trades in the BR Energy common stock from March 1996, (when BR Group acquired control of BR Energy) until May 1998. There was only nominal activity in the BR Energy common stock during May and June 1998 at an average of $.125 shares. Management determined that a reasonable valuation for the warrants was $.05 per share based on the restricted nature of the common stock and the lack of any significant trading volume. The following table discloses the aforementioned warrant transactions:




 Date Warrant   Number of Warrants   Warrants Issued to    Date Warrant    Warrant Exercise    Number of Common         Total
   Issued            Issued           or Exercised by       Exercised          Price             Stock Issued       Consideration
-------------- -------------------  --------------------  --------------  -----------------  -------------------    ---------------
    6/96                 2,000,000       BR Group                         $            0.05
    2/98                 5,000,000       BR Group                                      0.05
                          (200,000)      BR Group              6/97                    0.05              200,000(1) $        10,000
                        (2,800,000)      BR Group              6/98                    0.05            2,800,000(2)         140,000
                        ----------                                        -----------------
  Warrants               4,000,000                                        $            0.05                         Expiration Date
Outstanding             ==========                                        =================                             3/31/03
at June 30, 1999



(1)  Warrants exercised by BR Group.

(2)  Warrants exercised by BR Group.

BR Energy also authorized the issuance of 2,000,000 warrants in May of 1998 for purchase of its common stock at $1.00. These warrants expire, if not exercised, May 31, 2003. One million of these warrants were attached to the Series D Preferred Stock offered by the Company in June 1998.

The B. U. Ranch #1 limited partners (a BR Energy sponsored oil and gas drilling partnership) received warrants attached to their partnership units to buy 697,500 shares after one year of BR Energy common stock at $3.00 for a period of two years expiring September 30, 2002. During the one year holding period (Rule
144) the partners will continue to receive their portion of the revenues generated from the production of the well. Once the holding period is over, the partner's interest will revert back to managing general partner.

In connection with the sponsorship of the 1998 Year End Drilling Program, Ltd., BR Energy authorized the issuance of warrants to purchase 500,000 shares of BR Energy common stock at $3.00. These warrants were issued January 1, 2000. These warrants will expire on January 1, 2003.

RECENT SALES OF UNREGISTERED SECURITIES SALES OF OIL AND GAS PARTNERSHIP
INTERESTS




                                                                                                                        COMMISSIONS
                              CLASS OF            NO. OF        SALES          PRICE PER      UNITS       TOTAL AMT.    & DISCOUNTS
  TITLE OF SECURITY           INVESTOR           INVESTORS      PERIOD           UNIT         SOLD          SOLD           PAID
-----------------------     --------------      ------------   --------       ------------   -------   --------------   ----------
Blue Ridge Energy            Accredited                   38    8/96 to       $     12,000    68.725   $      825,000   $  123,750
Production Fund LP           Non-Accredited               33      10/96                       36.000          432,000       64,800
                                                         ---                                --------   --------------   ----------
                             Total                        71                                 101.750   $    1,257,000   $  188,550

Smackover/                   Accredited                   31   10/96 to       $     10,000    79.370   $      793,750   $  119,062
Woodbine LP                  Non-Accredited               19       2/97                       35.500          355,000       53,250
                                                         ---                                --------   --------------   ----------
                             Total                        50                                 114.870   $    1,148,750   $  172,312

Paluxy LP                    Accredited                   36    2/97 to       $     12,950    46.050   $      596,347   $   89,452
                             Non-Accredited               33       8/97                       31.750          411,163       61,674
                                                         ---                                --------   --------------   ----------
                             Total                        69                                  77.800   $    1,007,510   $  151,126

Home Stake LP                Accredited                   29    7/97 to       $     14,775    58.250   $      860,644   $  129,097
                             Non-Accredited               30      10/97                       29.750          439,556       65,933
                                                         ---                                --------   --------------   ----------
                             Total                        59                                  89.000   $    1,300,200   $  195,030

Sherman/Moore LP             Accredited                   31   10/97 to       $     18,500    62.250   $    1,151,625   $  172,744
                             Non-Accredited               19      11/97                       25.250          467,125       70,069
                                                         ---                                --------   --------------   ----------
                             Total                        50                                  87.500   $    1,618,750   $  242,813

Phillips/                    Accredited                   45    2/98 to       $     15,000    57.350   $      860,250   $  129,037
Blue Ridge LP                Non-Accredited               24       4/98                       25.000          375,000       56,250
                                                         ---                                --------   --------------   ----------
                             Total                        69                                  82.350   $    1,235,000   $  185,287

1998 Year End LP             Accredited                   68   12/98 to       $     15,000   113.420   $    1,701,300   $  255,195
                             Non-Accredited                9       3/99                       10.420          156,300       23,445
                                                         ---                                --------   --------------   ----------
                             Total                        77                                 123.840   $    1,657,600   $  278,640

Harlan County LP             Accredited                   63    3/99 to       $      9,000   103.000   $      927,000   $  139,050
                             Non-Accredited               13       4/99                       22.000          198,000       29,700
                                                         ---                                --------   --------------   ----------
                             Total                        76                                 125.000   $    1,125,000   $  168,750

Cumberland Gap LP            Accredited                   85    4/99 to       $      6,000   170.250   $    1,021,500   $  153,225
                             Non-Accredited               17       7/99                       31.500          189,000       28,350
                                                         ---                                --------   --------------   ----------
                             Total                       102                                 201.750   $    1,210,500   $  181,575



    The Company claimed exemptions from the registration of the aforementioned securities (preferred stock, common stock and partnership interest) under Regulation D, Rule 506 of the Securities Act of 1933.

    Registration under the Securities Act of 1933 of the securities issued in the transactions described above was not required because such securities were issued in transactions not involving any "public offering" within the meaning of
Section 4(2) of said Act. In the foregoing instances, the shares of the preferred stock, common stock and units of partnership were issued to a limited group of purchasers, each of whom was furnished with, or had broad access to, information concerning the Company, the purchasers acquired the securities for investment only and not with a view to the distribution thereof. Each of the certificates, representing the preferred and common shares of BR Energy, has been stamped with a legend restricting the transfer.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Each Director and each Officer of the Registrant has been indemnified, against certain liabilities which they may incur in their capacities, by BR Energy pursuant to its Articles of Incorporation.

                                    PART F/S


                                                                                     PAGE
                                                                                     ----
         Audited Financial Statements for December 31, 1998 and 1997                 F - 2

         Independent Auditors' Report                                                F - 3
         Balance Sheets                                                              F - 4 - 5
         Statements of Income                                                        F - 6
         Statements of Changes in Stockholders' Equity                               F - 7
         Statements of Cash Flows                                                    F - 8
         Notes to Financial Statements                                               F - 9

         Unaudited Condensed Financial Statements for June 30, 1999 and 1998         F - 22

         Balance Sheets                                                              F - 23 - 24
         Statements of Income                                                        F - 25
         Statements of Cash Flows                                                    F - 26
         Notes to Financial Statements                                               F - 27




         Financial statement schedules are not applicable, are not required or included in financial statements and notes thereto.

The unaudited interim financial statements for the most recent fiscal quarter are incorporated by reference to BR Energy's Form 10-QSB for the quarter ended September 30, 1999.

                             BLUE RIDGE ENERGY, INC.

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BLUE RIDGE ENERGY, INC. BOWLING GREEN, KENTUCKY

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1998 AND 1997, AND THE RELATED STATEMENTS OF INCOME, STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE HAVE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BLUE RIDGE ENERGY, INC. AS OF DECEMBER 31, 1998 AND 1997, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

/s/ SAMSON, ROBBINS & ASSOCIATES, P.L.L.C. SAMSON, ROBBINS & ASSOCIATES, P.L.L.C. DALLAS, TX MARCH 17, 1999, EXCEPT AS TO NOTE 9, WHICH IS AS OF SEPTEMBER 23, 1999.

                             BLUE RIDGE ENERGY, INC.
                                 BALANCE SHEETS



                                                                    DECEMBER 31,        DECEMBER 31,
                                                                        1998                1997
                                                                    ------------        ------------
   ASSETS

        CURRENT ASSETS:
        Cash                                                        $    480,952        $    367,455
        Short Term Investments (Note 3)                                   19,925              19,925
        Accounts Receivable:
           Managed Limited Partnerships (Note 2)                         248,234             143,806
           Trade and Other                                                91,691              78,952
        Advances to Related Parties (Notes 4 and 9)                    1,467,916             301,460
                                                                    ------------        ------------
                 Total Current Assets                                  2,308,718             911,598

        PROPERTY AND EQUIPMENT, NET (Notes 5 and 9)                      540,068             657,639

        OTHER ASSETS, NET (Note 6)                                       146,556              23,465
                                                                    ------------        ------------
        TOTAL ASSETS
                                                                    $  2,995,342        $  1,592,702
                                                                    ============        ============


                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                                 BALANCE SHEETS



                                                                               DECEMBER 31,          DECEMBER 31,
                                                                                  1998                  1997
                                                                              -------------         -------------
          LIABILITIES AND
          STOCKHOLDERS' EQUITY

          CURRENT LIABILITIES:
          Accounts Payable and Accrued Liabilities                            $      84,952         $      49,029
          Drilling Advances (Note 2)                                                284,074                    --
          Notes Payable                                                             150,675                 4,000
                                                                              -------------         -------------
                   TOTAL CURRENT LIABILITIES                                        519,701                53,029

          DEFERRED INCOME TAX LIABILITY (Note 8)                                     64,232                40,207
                                                                              -------------         -------------
                   TOTAL LIABILITIES                                                583,933                93,236

          COMMITMENTS AND CONTINGENCIES                                                  --                    --
          (Notes 4, 6 and 9)

          STOCKHOLDERS' EQUITY:
          Convertible Preferred Stock, $0.001 par value;
          5,000,000 shares authorized; 464,308 and 669,570 shares
            issued and outstanding at December 31, 1998
            and 1997, respectively (Notes 4 and 7)                                      464                   669
            (liquidation preferences of 2,440,000 in 1998 and
            $2,960,000 in 1997)
          Common Stock, $0.005 par value; 20,000,000
            shares authorized; 5,171,578 and 1,726,600 shares
            issued and outstanding at December 31, 1998
            and 1997, respectively (Notes 4 and 7)                                   25,858                 8,633
          Additional Paid-In Capital                                              2,873,341             1,690,021
          Accumulated Deficit                                                      (488,254)             (199,857)
                                                                              -------------         -------------
                   TOTAL STOCKHOLDERS' EQUITY                                     2,411,409             1,499,466
                                                                              -------------         -------------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                                                $   2,995,342         $   1,592,702
                                                                              =============         =============


                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                              STATEMENTS OF INCOME



                                                                           YEAR ENDED            YEAR ENDED
                                                                          DECEMBER 31,          DECEMBER 31,
                                                                             1998                  1997
                                                                         -------------         -------------
          OPERATING REVENUES:
          Turnkey Contract Sales                                         $   1,743,211         $   2,616,843
          Management Fees                                                      182,618               165,667
          Syndication Fees                                                      30,006                49,547
          Reimbursed Costs                                                     104,354               110,577
          Oil and Gas Sales                                                     27,501                28,277
                                                                         -------------         -------------
                   Total Operating Revenues                                  2,087,690             2,970,911

          OPERATING COSTS AND OTHER EXPENSES:
          Turnkey Contract Costs (Note 4)                                    1,428,382             2,227,560
          Lease Operating Costs                                                 27,225                16,578
          Depreciation, Depletion and Amortization                              17,978                   118
          Dry Hole Costs                                                        16,817                10,464
          Impairment of Oil & Gas Properties (Notes 1 and 5)                   327,405               203,413
          Marketing Costs                                                      126,588               346,415
          General and Administrative Costs (Note 4)                            166,104               293,535
                                                                         -------------         -------------
                   Total Operating Costs                                     2,110,499             3,098,083
                                                                         -------------         -------------
          OPERATING (LOSS)                                                     (22,809)             (127,172)

          OTHER INCOME (EXPENSE):

          Interest Income                                                       82,181                 7,085
          Other, net                                                            13,441               (10,409)
                                                                         -------------         -------------
                   Total Other Income (Expense)                                 95,622                (3,324)
                                                                         -------------         -------------
          INCOME (LOSS) BEFORE TAXES                                            72,813              (130,496)
          Income Tax Provision (Benefit) (Note 8)                               24,762               (41,134)
                                                                         -------------         -------------
          NET INCOME (LOSS)                                              $      48,051         $     (89,362)
                                                                         =============         =============
          (LOSS) PER COMMON SHARE (NOTE 1):
               Basic                                                     $       (0.09)        $       (0.20)
               Diluted                                                   $       (0.09)        $       (0.20)
                                                                         -------------         -------------
               Weighted Average Common Shares Outstanding                    3,062,868             1,576,200
                                                                         -------------         -------------

                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                     PREFERRED STOCK             COMMON STOCK
                                   ---------------------      ---------------------
                                                                                        ADDITIONAL      RETAINED
                                    NO. OF                     NO. OF                    PAID-IN        EARNINGS
                                    SHARES        AMOUNT       SHARES       AMOUNT       CAPITAL        (DEFICIT)         TOTAL
                                   ---------      ------      ---------     -------     ----------      ----------      ----------
BALANCE DECEMBER 31, 1996            319,933      $  320      1,526,600     $ 7,633     $  670,953      $  120,952      $  799,858
Stock Warrants Exercised                                        200,000       1,000          9,000                          10,000
Sale of Stock (Notes 4 and 7):
 Preferred Stock:
  Series A                            31,996          32                                    95,969                          96,001
  Series B                           148,191         148                                   157,926                         158,074
  Series C                           169,450         169                                   756,173                         756,342
Dividends Paid on
 Preferred Stock (Note 7)                                                                                 (231,447)       (231,447)
Net (Loss)                                                                                                 (89,362)        (89,362)
                                   ---------      ------      ---------     -------     ----------      ----------      ----------
BALANCE DECEMBER 31, 1997            669,570         669      1,726,600       8,633      1,690,021        (199,857)      1,499,466
Stock Warrants Exercised                                      2,800,000      14,000        126,000                         140,000
Sale of Stock (Notes 4 and 7):
  Series D Preferred Stock           267,700         268                                 1,066,102                       1,066,370
Conversion of Preferred Stock       (471,362)       (471)       644,978       3,225         (3,984)                         (1,230)
Retirement of Preferred Stock         (1,600)         (2)                                   (4,798)                         (4,800)
Dividends Paid on
 Preferred Stock (Note 7)                                                                                 (336,448)       (336,448)
Net Income                                                                                                  48,051          48,051
                                   ---------      ------      ---------     -------     ----------      ----------      ----------
BALANCE DECEMBER 31, 1998            464,308      $  464      5,171,578     $25,858     $2,873,341      $ (488,254)     $2,411,409
                                   =========      ======      =========     =======     ==========      ==========      ==========



                   The accompanying notes are an integral part
                         of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                            STATEMENTS OF CASH FLOWS



                                                                                YEAR ENDED            YEAR ENDED
                                                                               DECEMBER 31,          DECEMBER 31,
                                                                                   1998                  1997
                                                                              -------------         -------------
          CASH FLOWS FROM OPERATING ACTIVITIES:
          Net Income (Loss)                                                   $      48,051         $     (89,362)
          Adjustments to Reconcile Net Income (Loss) to
          Net Cash Flows from Operating Activities:
               Depreciation, Depletion and Amortization                              17,978                   118
               Impairment Loss                                                      344,222               203,413
               (Gain) on Sale of Oil and Gas Properties                             (75,000)                   --
               Increase (Decrease) in Deferred Income Taxes                          24,025                (2,633)
               Increase (Decrease) in Income Taxes Payable                              737               (45,519)
               (Increase) in Accounts Receivable                                   (117,167)               (1,607)
               Increase (Decrease) in Accounts Payable
                  and Accrued Liabilities                                           319,260              (237,599)
                                                                              -------------         -------------
          NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                          562,106              (173,189)

          CASH FLOWS FROM INVESTING ACTIVITIES:
               (Increase) in Advances to Affiliate                               (1,166,456)             (609,008)
               (Increase) in Other Assets                                          (125,020)              (15,464)
               Proceeds from Sale of Oil and Gas Properties                         325,000                    --
               Purchase of Oil and Gas Properties and Equipment                    (492,700)             (549,507)
                                                                              -------------         -------------
          NET CASH (USED) IN INVESTING ACTIVITIES                                (1,459,176)           (1,173,979)

          CASH FLOWS FROM FINANCING ACTIVITIES:
               Additions to Notes Payable                                           205,675                    --
               Payments of Notes Payable                                            (59,000)                   --
               Proceeds from Exercise of Stock Warrants                             140,000                10,000
               Issuance of Preferred Stock                                        1,066,370             1,010,417
               Retirement of Preferred Stock                                         (4,800)                   --
               Cost of Conversion of Preferred Stock                                 (1,230)                   --
               Payments of Preferred Stock Dividends                               (336,448)             (231,447)
                                                                              -------------         -------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                               1,010,567               788,970
                                                                              -------------         -------------
          NET INCREASE (DECREASE) IN CASH                                           113,497              (558,198)
          CASH AT BEGINNING OF PERIOD                                               367,455               925,653
                                                                              -------------         -------------
          CASH AT END OF PERIOD                                               $     480,952         $     367,455
                                                                              -------------         -------------
          SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

               Cash Paid for Interest                                         $          --         $          --
                                                                              =============         =============
               Cash Paid for Income Taxes                                     $          --         $      45,519
                                                                              =============         =============

                  The accompanying notes are an integral part
                         of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101 (See Note 4).


The Company is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. The Company sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the oil and gas exploration partnerships.

The Company also acquires direct working interest participation in oil and gas properties. The participation includes exploratory and development wells and includes both operated and non-operated working interest participation. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of private offerings of preferred stock.


The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Drilling Operations

The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all drilling advances, direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short-term nature of the drilling contracts, i.e. 4-5 days.

Working Interests


Oil and gas revenue from working interests the Company owns is recognized at the point of sale.






Managed Limited Partnerships


The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to acquire leases, drill, complete and equip, if warranted, the oil and gas prospects. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. The Company normally participates for 1% of the Limited Partnerships as the managing General Partner.

The Company follows the industry practice of pro rata consolidation of its investments in these partnerships. Accordingly, the Company records on its financial statements its pro rata share of the assets, liabilities, revenues and expenses of each partnership.

In connection with the sponsorship of oil and gas partnerships, the Company receives a management fee of approximately 5% of the capital contributions. Such fees are credited to income as earned.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    Property and Equipment

Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets as follows:



                                             Asset                              Lives (years)
                                    --------------------------                  -------------
         Machinery and Equipment                           10
         Autos and Trucks                                   5
         Furniture and Fixtures                            10




The Company follows the successful effort method of accounting for oil and gas properties, using the lease as its accumulation center for capitalized costs. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include;

     (1)  the costs of acquiring mineral interest in properties,

     (2)  costs to drill and equip exploratory wells that find proved reserves,

     (3)  costs to drill and equip development wells and

     (4) costs for support equipment and facilities used in oil and gas producing activities.

These costs are depreciated, depleted or amortized on the unit of productions method, based on estimates of recoverable proved developed oil and gas reserves.

Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as dry hole costs.

The costs of acquiring unproved properties are capitalized as incurred and carried until the property is reclassified as a producing oil and gas property, or considered impaired. The Company annually assesses its unimproved properties to determine whether they have been impaired. If the results of this assessment indicates impairment, a loss is recognized by providing a valuation allowance. When an unproved property is surrendered, the costs related thereto are charged to the applicable valuation allowance, if adequate, or charged as a loss to current operations.

Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.


Impairment of Long-Lived Assets


The Company follows the provisions of SFAS 121 -- "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful effort method of accounting. Whenever events or circumstances indicate the carrying value of those assets may not be recoverable, an impairment loss for proved properties and capitalized exploration and development costs is recognized. In the Company's review, if the sum of the expected future cash flows is less than the carrying amount of the assets an impairment loss is recognized. An impairment loss for unproved properties is recorded when the Company has no future plans for development or it is near the expiration of the lease terms. At December 31, 1998 and 1997 the Company determined that the carrying value of some of its oil and gas properties and leases should be impaired, resulting in impairment losses of $327,405 and $203,413, respectively. See footnote 5 for further disclosure.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Earnings Per Common Share


The Company's basic earnings per common share ("Basic EPS") are based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore excluded from the earnings per share calculations.


The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the years ended December 31, 1998 and 1997:


                                               BASIC EPS COMPUTATION -             1998
                                        ------------------------------------    -----------
                                        Net Income                              $    48,051
                                        Less: Preferred Stock Dividends            (336,448)
                                                                                -----------
                                        Loss Available to Common Stockholders   $  (288,397)
                                                                                ===========


                                           DATES                         SHARES         FRACTION         WEIGHTED
                                        OUTSTANDING                    OUTSTANDING     OF PERIOD      AVERAGE SHARES
                           ------------------------------------       -------------    ----------    ---------------
                           January 1-December 31                          1,726,600         100.0%         1,726,600
                           Stock Warrants Exercised July 31               2,800,000          41.9%         1,173,699
                           Preferred Stock Converted September 30           644,978          52.2%           162,569
                                                                      -------------                  ---------------
                                                                          5,171,578
                               Weighted Average Shares                                                     3,062,868
                                                                                                     ===============
                           Basic EPS (Loss) $(0.09)




                                                BASIC EPS COMPUTATION               1997
                                        ------------------------------------    -----------
                                        Net (Loss)                              $   (89,362)
                                        Less: Preferred Stock Dividends            (231,447)
                                                                                -----------
                                        Loss Available to Common Stockholders   $  (320,809)
                                                                                ===========




                                           DATES                         SHARES         FRACTION         WEIGHTED
                                        OUTSTANDING                    OUTSTANDING     OF PERIOD      AVERAGE SHARES
                           ------------------------------------       -------------    ----------    ---------------
                           January 1 - December 31                        1,526,600         100.0%         1,526,600
                           Stock Warrants  Exercised October 1              200,000          24.8%            49,600
                                                                      -------------                  ---------------
                                                                          1,726,600

                               Weighted Average Shares                                                     1,576,200
                                                                                                     ===============
                           Basic EPS (Loss)                                                          $          (.20)



Supplemental Earnings Per Share Data

The following supplemental information presents the Company's pro forma earnings per share assuming that all preferred stock was converted to common stock as of December 31, 1998:




          Net Income                                                          $     48,051
          Preferred stock dividends paid                                          (336,448)
          Pro forma preferred stock dividends avoided                              336,448
                                                                              ------------

          Pro forma Net Income available for Common Stockholders              $     48,051
                                                                              ============
          Weighted average shares outstanding at 12/31/98                        3,062,868
          Pro forma conversion of all preferred stock as of the
                   Beginning of 1998                                               660,916
                                                                              ------------
          Pro forma weighted average shares outstanding assuming
                   Conversion of all preferred stock                             3,723,784
                                                                              ============
          Pro forma earnings per common share                                 $        .01
                                                                              ============

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Income Taxes


Income taxes are provided based (under the Liability Method) on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit.


2. AFFILIATED OIL AND GAS PARTNERSHIPS


The Company provides turnkey drilling services for the various oil and gas partnerships, which it sponsors. The Company serves as general partner and as such has full and exclusive discretion in the management and control of the partnerships. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $1,743,211 and $2,616,843 during 1998 and 1997, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture in addition to syndication fees for funds raised directly by the Company. Management fees and syndication fees earned during the year ended December 31, 1998 and 1997 amounted to $212,624 and $215,214, respectively.

In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $104,354 and $110,577 during the years ended December 31, 1998 and 1997, respectively.

Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships, less the applicable loss generated by these partnerships relative to the Company's percentage ownership. The Company has consolidated, on a pro-rata basis, the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

Certain directly related expenditures, (legal, syndication, printing, etc.) are capitalized as the Company's investment in these partnerships. The investment account is subsequently adjusted for the Company's percentage of operating profits or losses. Production revenue and expenses related to the Company's interest in the partnerships are recognized on an accrual basis.


At December 31, 1998 and 1997, the various partnerships owed the Company $315,508 and $228,929, respectively, for amounts due the Company for turnkey drilling services, syndication fees and reimbursement of fees and expenses incurred on behalf of the partnerships. At year end 1998 and 1997, this was offset by the amount owed by the Company for capital contributions totaling $67,274 and $85,123, respectively resulting in a net receivable due from the partnerships of $248,234 and $143,806, respectively.


During 1998, the Company received advances from the 1998-Year End Drilling Program as prepayment of drilling fees for services to be performed by the Company during 1999. At December 31, 1998 the amount of the advanced funds was approximately $284,074.

3. SHORT TERM INVESTMENTS

During 1996, the Company purchased $19,925 of precious metals as a short-term investment. This amount is reflected in Current Assets in the accompanying financial statements. The Company follows the policy of carrying its short-term investment in precious metals at cost. The current market value of such precious metals is approximately $15,000. This decline in value is deemed by the Company to be temporary and immaterial, accordingly no adjustment has been recorded in the accompanying financial statements.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. RELATED PARTY TRANSACTIONS

Stock Transactions

The Company was organized in November 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source). In 1995, Gem Source sold 1,633,000 shares for $0.001 per share under Rule 504, an exemption under Regulation D from full registration with the SEC.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March 1996 when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. In June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000.


In May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock which had a par value of $0.001 per share at a price of $3.00 per share. In July 1996 BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target"), a Kentucky limited partnership, by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock based upon an agreed value of $189,190 for the assets acquired. Legal fees paid related to the issuance of these securities of $7,500 resulted in a net value of assets received of $181,690, which equated to a value of $.71 per share before expenses for the Series A Preferred Stock issued. At the time of its issuance, there was not established market for the Series A Preferred Stock. The exchange price was arbitrarily determined by the management of BR Energy. For financial statement purposes, the value of the Series A Preferred Stock issued and the assets acquired were recorded at the estimated fair market value of the assets acquired, which was considered the value more clearly determinable. The difference between the par value of the shares issued and the value of the property received, plus the associated expenses related to the issuance of these securities, were recorded as additional paid in capital of BR Energy. In 1997, BR Energy issued an additional 32,000 shares of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy.

In October 1996, the Smackover/Woodbine I Joint Venture sponsored by the Company, and the West Currie Joint Venture sponsored by Fortune Exploration of Kentucky, Inc. agreed to purchase shares of BRE Series B Preferred Stock at $3.00 per share at a rate of 800 shares per participating interest. As of December 31, 1998, 117,500 shares of Series B Preferred Stock had been issued under this arrangement.


During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares to investors in one of its joint ventures.

During, 1998, the Company's Board of Directors approved the issuance of warrants to Blue Ridge Group, Inc. to purchase 5,000,000 shares of Blue Ridge Energy, Inc. restricted common stock at $0.05 per share. Blue Ridge Group, Inc. previously held warrants to purchase 1,800,000 shares of restricted common stock at $0.05 per share.


During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 890,427 of these shares to investors in several of its partnerships.


As of December 31, 1998, there are 5,171,578 shares of common stock issued and outstanding. A total of 3,110,575 shares are held by BRG and the remainders of 2,061,003 shares are held by approximately 300 shareholders, 40 of which are original stockholders of the Company.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Advances from Related Parties

During 1996, the Company's majority shareholder, Blue Ridge Group, Inc., advanced $126,000 to the Company for the purchase of a working interest in a well in Louisiana. This advance was repaid during the first quarter of 1997.


During 1997, the Company purchased for $250,000 the J.W. Harris 1C oil well from two shareholders of the Company's majority shareholder, Blue Ridge Group, Inc. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from the company for the original purchase price of $250,000. This $250,000 has been recorded in Advances to Affiliates at December 31, 1997 and was paid in full in March of 1998.


During 1998, the Company agreed with Blue Ridge Group, Inc. to acquire and develop oil and as oil and gas properties in the Appalachian Basin of Kentucky. In order to facilitate the acquisition of these properties the Company advanced approximately $1,300,000, bearing interest at 12% per annum, to Blue Ridge Group, Inc. As of December 31, 1998 approximately $73,400 in interest had been earned under this arrangement and approximately $200,000 had been repaid leaving a remaining balance under this arrangement of approximately $1,100,000. During the first quarter of 1999, Blue Ridge Group, Inc. has repaid an additional $500,000 of this balance (See Note 9 - Subsequent Events).


Since June of 1996, the Registrant has entered into turnkey drilling contracts with Group for the acquisition, drilling, completing and equipping of oil and gas wells for the Registrant and the Limited Partnerships that the registrant has sponsored. A summary of the amounts involved in these contracts is as follows:

         Year Ended                December 31, 1997          $ 2,227,560
         Year Ended                December 31, 1998          $ 1,428,382

Additionally, Blue Ridge Group, Inc. provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practicable. Management believes that this cost allocation method of expenses is reasonable. Blue Ridge Energy also reimbursed Blue Ridge Group for direct costs paid on its behalf. As of December 31, 1998 and 1997, approximately $0 was due and payable to Blue Ridge Group under this arrangement.


See footnote 9 for additional disclosure regarding the Company's line of credit with Blue Ridge Group, Inc.

5. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at December 31, 1998 and 1997:


                                                                       1998              1997
                                                                    ----------        ----------
                    Unproved oil & gas properties                            0           657,429
                    Proved oil & gas properties                        458,929                 0
                    Support equipment and facilities                    96,971                 0
                                                                    ----------        ----------
                                                                       555,899           657,429
                    Furniture and Fixtures                                 364               364
                                                                    ----------        ----------
                                                                       556,263           657,793
                    Less Accumulated Depreciation                       16,195               154
                                                                    ----------        ----------
                                                                    $  540,068        $  657,639
                                                                    ==========        ==========


Depreciation expense was $16,048 and $52 during the years ended 1998 and 1997, respectively.

During 1996, the Company acquired approximately $154,810 of non-producing leasehold interests from Target Leasing, Ltd. I in exchange for preferred stock. The value assigned the acreage was based upon management's intention to utilize these properties for future drilling efforts. These leases had an average term of two to three years and were evaluated annually to determine the appropriate carrying value. During 1998 and 1997, the Company evaluated these interests and recorded an impairment of $77,405 each year for these leases. As of December 31, 1998, the remaining carrying value of these leases is $0. (See Note 4).


During 1996, the Company purchased an interest in drilling the Brookshire #1 well in Vermilion Parish, Louisiana from Mescalero Energy, Inc. for $126,000. In 1997, the operator of the well, Mescalero Energy filed for bankruptcy. As a result of the operator's difficulties, the Company was unable to determine the present productive capabilities of the well or the legal status of production resulting from the well. Therefore, the Company recorded an impairment loss for the entire amount invested in this project or $126,000 during 1997.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



During 1998, the Company evaluated its investment of $392,380 in the Homestake #1 re-entry well. The estimated undiscounted future cash flows from the Homestake #1 well are estimated to be $186,426. This projection is calculated using the reserves as projected with prices held constant at the December 31, 1998 year end oil price of $10.07 per barrel. This calculates to an impairment regarding the Homestake #1 well of $205,954. Management elected to provide for a additional impairment regarding the Homestake #1 property to allow for the potential of a decline in production at a faster rate than as projected. Accordingly, an impairment loss of $250,000 as related to the Homestake #1 well was reflected in the December 31, 1998 financial statements.

6. OTHER ASSETS

At December 31, 1998 and 1997 other assets consist of the following:





                                                                            1998              1997
                                                                         ----------        ----------
                  Drilling rig deposit (Note 7)                          $   65,000             $ -0-
                  Investment in limited partnerships                         71,387            22,816
                           (Note 2)
                  Organization costs, net of amortization
                           of  $320 and $240                                     80               160
                  Deposit                                                    10,089               489
                                                                         ----------        ----------
                                                                         $  146,556        $   23,465
                                                                         ==========        ==========



7. COMMITMENTS AND CONTINGENCIES


Commitments


The Company has agreed to automatically convert all shares of preferred stock outstanding when a registration statement for the Company's Common stock is filed with the SEC, or June 30, 2000, whichever comes first.


During the latter part of 1998, the Company committed to, and placed a deposit of $65,000 on, the purchase of a new Ingersoll Rand RD20 air-powered drilling rig with a total purchase price of approximately $657,000. During March 1999 the Company made an additional down payment of $200,000 and obtained financing for the remaining balance due of approximately $392,000 at an interest rate of 8.75% for five years.

Contingencies

The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $2 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.


As of December 31, 1998, the Company had no significant customers or suppliers (other than its major stockholder, Blue Ridge Group, Inc. and its affiliates as more fully described in footnote 4) who could, individually, have a significant adverse effect on the Company's operations.


The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by the FDIC.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



8. STOCKHOLDERS' EQUITY


The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock, which the company initially had the authority to issue, was 20,000,000 shares being designated as common stock. As of December 31, 1998, the Company was authorized to issue 25,000,000 shares of stock - 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

Common Stock

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC to bring the total outstanding shares of common stock to 2,633,000.


Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March 1996, when BRG acquired 1,000,000 shares of stock at $0.10 a share from existing stockholders of the Company. In May 1996, the 2,633,000 outstanding common shares were the subject of a 1 to 5 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the Company treasury for $0.05 a share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, the Company granted warrants to Blue Ridge Group, Inc. to purchase additional 5,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from March 31, 1998 through March 31, 2003.


During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised options to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in one of its partnerships.


During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised options to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 890,427 of these shares to investors in several of its partnerships.

During May 1998, the Company authorized the issuance of 2,000,000 shares of Common Stock Warrants ("Warrants"). In conjunction with the sale of the Company's Series D Preferred Stock 1,000,000 of these warrants have been reserved and one warrant will be issued with each share of Series D Preferred Stock sold and will be exercisable to purchase Blue Ridge Energy, Inc. common stock at $1.00 per share between May 31, 1998 and May 31, 2003. As of December 31, 1998 there were 267,700 warrants issued and outstanding, none of which had been exercised.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Series A Preferred Stock


    In May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock which had a par value of $0.001 per share at a price of $3.00 per share. In July 1996 the BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing, Ltd. I ("Target"), a Kentucky limited partnership, by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock based upon an agreed value of $189,190 for the assets acquired. Legal fees paid related to the issuance of these securities of $7,500 resulted in a net value of assets received of $181,690, which equated to a value of $.71 per share before expenses for the Series A Preferred Stock issued. At the time of its issuance, there was no established market for the Series A Preferred Stock. The exchange price was arbitrarily determined by the management of BR Energy. For financial statement purposes, the value of the Series A Preferred Stock issued and the assets acquired were recorded at the estimated fair market value of the assets acquired, which was considered the value more clearly determinable. The difference between the par value of the shares issued and the value of the property received plus the associated expenses related to the issuance of these securities was recorded as additional paid in capital of BR Energy. In 1997, BR Energy issued an additional 32,000 share of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy.


Series B Preferred Stock


    In conjunction with the Target exchange offer BR Energy also authorized the issuance and sale of up to 300,000 shares of BR Energy's Series B Preferred Stock for $3.00 per share, cash. The Series B Preferred Stock bore a 12% annual dividend and was convertible into two (2) shares of BR Energy Common Stock. During 1996 and 1997, 202,374 shares of BR Energy Series B Preferred Stock were sold for approximately $596,000 (net of expenses). In 1998 approximately 175,000 shares of the issued Series B Preferred Stock were converted into BR Energy Common Stock.


In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

At December 31, 1998 and 1997 there were 27,158 and 202,374 shares of Series B Stock issued and outstanding.

Series C Preferred Stock

During 1997, the Company authorized the issuance and sale of 400,00 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.


At December 31, 1998 and 1997, there were 169,450 shares of Series C Stock issued and outstanding. The total amount received from the sale of this stock was $1,016,700 less expenses paid of $260,358.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Series D Preferred Stock

During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. In addition, the Company will issue one Common Stock Warrant exercisable to purchase one share of the Company's Common Stock for $1.00 with each share of Series D Stock sold. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

At December 31, 1998, there were 267,700 shares of Series D Stock issued and outstanding. The total amount received from the sale of this stock was $1,338,500 less expenses paid of $272,130.

A summary of the common and preferred stock account at December 31, 1998 is as follows:



                                                SHARES                             PAR VALUE
                                      ----------------------------        ----------------------------
                                                                                                               PAID-IN
                                      AUTHORIZED          ISSUED          PER SHARE           TOTAL            CAPITAL
                                      ----------        ----------        ----------        ----------        ----------
          Common                      20,000,000         5,171,578        $    0.005        $   25,858        $  973,599
          Series B
            Preferred                    300,000            27,158        $    0.001                27            77,467
          Series C
             Preferred                   400,000           169,450        $    0.001               169           756,173
          Series D
            Preferred                    400,000           267,700        $    0.001               268         1,066,102
          SUMMARY:
          COMMON                      20,000,000         5,171,578        $    0.005        $   25,858           973,599
                                      ----------        ----------        ----------        ----------        ----------
          PREFERRED                    5,000,000           464,308        $    0.001        $      464        $1,899,742
                                      ----------        ----------        ----------        ----------        ----------



8. INCOME TAXES


The Company adopted the provisions of SFAS 109 (required for fiscal years beginning after December 15, 1992) which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.


The following reconciles the Company's Federal and State income tax provision with the expected provision obtained by applying statutory rules to pre-tax income:


                                                             1998               1997
                                                          ----------         ----------
          Expected Tax Provision (Benefit)                $   28,575         $  (50,241)
          Effect of Progressive Tax Rates                     (3,813)             9,107
                                                          ----------         ----------
          Tax Provision (Benefit)                         $   24,762         $  (41,134)
                                                          ==========         ==========


The tax effect of significant temporary differences representing the net deferred tax liability at December 31, 1998 and 1997 were as follows:




                                                             1998              1997
                                                          ----------        ----------
          Net Operating Loss Carryforward                  $ (35,442)       $  (48,681)
          Intangible Drilling Costs                           99,674            88,888
                                                          ----------        ----------
          Net Deferred Tax Liability                      $   64,232        $   40,207
                                                          ==========        ==========

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Income Tax Expense (Benefit) consists of the following components:



                                                             1998               1997
                                                          ----------         ----------
          Currently Payable (Refundable):
                   Federal Income Tax                     $       --         $  (31,124)
                   State Income Tax                              737             (7,377)
                                                          ----------         ----------
                                                                 737            (38,501)
          Deferred Provision (Credit):
                   Federal Income Tax                         20,181             (2,212)
                   State Income Tax                            3,844               (421)
                                                          ----------         ----------
                                                              24,025             (2,633)
                                                          ----------         ----------
             Total Tax Expense (Benefit)                  $   24,762         $  (41,134)
                                                          ----------         ----------



During 1998 the Company filed a refund claim with the IRS to carry back a portion of its 1997 net operating loss ($122,000). Accordingly, the Company recorded a tax refund of $31,124 in the 1997 financial statements.


At December 31, 1998, the Company had a net operating loss carryforward of approximately $104,000 to offset future taxable income. This net operating loss carryforward will expire in 2018 unless utilized sooner.

9. SUBSEQUENT EVENTS

During March of 1999, the Company made an additional down payment of $200,000 and took delivery of its new Ingersoll Rand RD20 air powered drilling rig financing the balance due on the rig, of approximately $392,000, with a note payable over five years.

During the first quarter of 1999, Blue Ridge Group, Inc. reduced the balance on its line of credit with the Company from approximately $1,100,000 to approximately $600,000. This was accomplished through; (1) cash payments of approximately $100,000 for the purchase of the aforementioned drilling rig and ancillary equipment, (2) the sale of, at cost, approximately $250,000 in additional drilling equipment required for the new rig's operation and (3) the drilling and completion of three wells in the Appalachian Basin for the Company whereby the Company received a 25% Working Interest in each well for a total of $135,000. Also, during the first quarter of 1999, Blue Ridge Group, Inc. began the drilling of several other wells, which will further contribute to the reduction of this receivable.


During the first quarter of 1999, the Company entered into negotiations with Premier Energy, LLC to purchase its 50% interest in Stone Mountain Energy, LLC of Kingsport, Tennessee. Stone Mountain Energy, LLC owns a 150-mile natural gas pipeline project, which will run from Harlan County in eastern Kentucky to Knoxville, Tennessee. Subsequent to June 30, 1999, these negotiations were terminated with no agreement being reached.


10.  SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING PROPERTIES (UNAUDITED)


Costs incurred in oil and gas acquisition, exploration and development activities for the years ended December 31, 1998 and 1997:



                                                                            (UNAUDITED)
                                                                       1998              1997
                                                                    ----------        ----------
          Acquisition of properties
            - Proved
            - Unproved                                              $   75,000        $  265,770
          Exploration costs                                             16,817                 0
          Development costs                                            225,350                 0
          Company's share of equity method investees
             Of property acquisition, exploration and
             Development                                               192,350            93,400

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Results of Operations for Oil and Gas Producing Activities for the Years ended December 31, 1998 and 1997:



                                                                             (UNAUDITED)
                                                                       1998               1997
                                                                    ----------         ----------
          Oil and gas sales                                         $   27,501         $   28,277
          Gain on sale of oil and gas properties                             0                  0
          Gain on sale of oil and gas leases                            75,000                  0
          Production costs                                             (27,225)           (16,578)
          Exploration expenses                                         (16,817)           (10,464)
          Depreciation, depletion, and amortization
            And valuation provision                                   (343,405)          (203,531)
                                                                    ----------         ----------
                                                                      (284,946)          (202,296)
          Income tax credit                                            105,430             68,780
                                                                    ----------         ----------
          Results of operations for oil and gas
            Producing activities (excluding corporate
            Overhead and financing cost)                            $ (179,516)        $ (133,516)
                                                                    ==========         ==========


Reserve Quantities


The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change, as future information becomes available. All of the Company's reserves are located in the Untied States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.



                                                                   (UNAUDITED)
                                                          OIL (BBLS)          GAS (MCF)
                                                          ----------         ----------
          Reserves--December 31, 1996                          1,005                 40
          Revisions                                              989                (40)
          Purchases of minerals in place                         580                 --
          Extensions                                           1,076                 --
          Production                                          (1,414)                --
                                                          ----------         ----------
          Reserves--December 31, 1997                          2,236                  0
          Revisions                                               --                  4
          Purchases of minerals in place                      13,452                 11
          Extensions                                          44,067                 --
          Production                                          (1,718)                (2)
                                                          ----------         ----------
          Reserves--December 31, 1998                         58,037                 13
                                                          ----------         ----------
          Proved Developed Reserves
                   December 31, 1996                           1,005                 40
                                                          ==========         ==========
                   December 31, 1997                           2,236                  0
                                                          ==========         ==========
                   December 31, 1998                          58,037                 13
                                                          ==========         ==========

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Standardized Measure of Discounted Future Net Cash Flows

The following table presents the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with SFAS 69:


                                                                                 (UNAUDITED)
                                                                         AS OF                  AS OF
                                                                     DECEMBER 31,           DECEMBER 31,
                                                                         1998                   1997
                                                                    --------------         --------------
               Future cash inflows                                  $      618,246         $       49,532
               Future production costs (1)                                (122,981)               (21,036)
               Future income taxes                                         (28,440)                (3,871)
                                                                    --------------         --------------
               Future net cash flows                                       466,825                 24,625
               10% annual discount for estimated
                  timing of cash flow                                     (174,873)                (6,487)
                                                                    --------------         --------------
               Standardized measure of
                  discounted future net cash flows                  $      291,952         $       18,138
                                                                    ==============         ==============




                                                                                 (UNAUDITED)
                  CHANGES IN STANDARDIZED MEASURE                     YEAR ENDED             YEAR ENDED
                OF DISCOUNTED FUTURE NET CASH FLOWS:                  DECEMBER 31,          DECEMBER 31,
                                                                         1998                   1997
                                                                    --------------         --------------
           Standardized measure of discounted
              future net cash flows (beginning)                     $       18,138         $       76,941
           Sales of oil and gas, net of production costs                      (276)                (7,520)
           Net changes in price and production costs                      (137,291)               (32,124)
           Net changes in reserve quantities                               121,016                (81,623)
           Change in future income taxes                                   (24,569)                 7,613
           Accretion of discount                                            84,463                 30,011
           Extensions of reserves in place                                 230,471                 24,840
                                                                    --------------         --------------
           Standardized measure of discounted
              future net cash flows (ending)                        $      291,952         $       18,138
                                                                    ==============         ==============




(1)  Future development costs are not expected to be significant.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                             BLUE RIDGE ENERGY, INC.

                         CONDENSED FINANCIAL STATEMENTS
                              JUNE 30,1999 AND 1998

                                   (UNAUDITED)

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                                           JUNE 30,          JUNE 30,
                                                             1999              1998
                                                          ----------        ----------
          ASSETS

          CURRENT ASSETS:
          Cash                                            $  142,713        $  154,961
          Accounts Receivable:
             Managed Limited Partnerships                    191,675           477,038
             Trade and Other                                  74,716            86,625
          Advances to Related Parties                        258,760           463,298
                                                          ----------        ----------

                   TOTAL CURRENT ASSETS                      667,864         1,181,922


          PROPERTY AND EQUIPMENT, NET                      2,903,891           757,490


          OTHER ASSETS, NET                                   91,683            35,048
                                                          ----------        ----------


          TOTAL ASSETS                                    $3,663,438        $1,974,460
                                                          ==========        ==========


                  The accompanying notes are an integral part
                         Of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                                                                 JUNE 30,              JUNE 30,
                                                                                   1999                  1998
                                                                              -------------         -------------
          LIABILITIES AND
          STOCKHOLDERS' EQUITY

          CURRENT LIABILITIES:
          Accounts Payable and Accrued Liabilities                            $      88,768         $      20,788
          Current Portion Long Term Debt                                              9,675                    --
                                                                              -------------         -------------

                   TOTAL CURRENT LIABILITIES                                         98,443                20,788


          LONG TERM DEBT                                                            587,603                    --
          DEFERRED INCOME TAX LIABILITY                                             208,513                40,207
                                                                              -------------         -------------
                   TOTAL LIABILITIES                                                894,559                60,995

          COMMITMENTS AND CONTINGENCIES                                                  --                    --

          STOCKHOLDERS' EQUITY:
          Preferred Stock, $0.001 par value; 5,000,000 shares
            authorized; 475,308 and 669,570 shares issued and
            outstanding at June 30, 1999
            and 1998, respectively                                                      475                   728
          Common Stock, $0.005 par value; 20,000,000
            shares authorized; 5,219,698 and 1,726,600 shares
            issued and outstanding at June 30, 1999
            and 1998, respectively                                                   26,098                 8,633

          Additional Paid-In Capital                                              3,085,515             2,041,232
          Accumulated Deficit                                                      (343,209)             (137,128)
                                                                              -------------         -------------
                   TOTAL STOCKHOLDERS' EQUITY                                     2,768,879             1,913,465
                                                                              -------------         -------------

          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                                                $   3,663,438         $   1,974,460
                                                                              =============         =============


                   The accompanying notes are an integral part
                         Of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                 6 MONTHS             6 MONTHS              3 MONTHS              3 MONTHS
                                                   ENDED                ENDED                 ENDED                 ENDED
                                                JUNE 30, 1999        JUNE 30, 1998         JUNE 30, 1999         JUNE 30, 1998
                                                -------------        -------------         -------------         -------------
          OPERATING REVENUES:
          Turnkey Contract Sales                $   3,008,400        $   1,581,181         $     928,800         $     180,500
          Management Fees                             115,675               88,675                60,000                    --
          Reimbursed Costs                             65,415               50,672                33,600                    --
          Drilling Services Sales                     294,651                   --               294,651                    --
          Oil and Gas Sales                            14,190                4,872                 7,485                 3,653
                                                -------------        -------------         -------------         -------------
                   Total Operating Revenues         3,498,331            1,725,400             1,324,536               184,153

          OPERATING COSTS AND
             OTHER EXPENSES:
          Turnkey Contract Costs                    2,417,000            1,332,075               750,500               145,000
          Drilling Services Costs                     291,112                   --               291,112                    --
          Lease Operating Costs                         7,482                1,998                 3,224                 1,998
          Depreciation, Depletion
             and Amortization                          20,253                   53                17,221                    38
          Marketing Costs                             263,639               48,600               107,375                 9,743
          General and Administrative Costs             77,960              132,667                56,229                66,706
                                                -------------        -------------         -------------         -------------
                   Total Operating Costs            3,077,446            1,515,393             1,225,661               223,485
                                                -------------        -------------         -------------         -------------

          OPERATING INCOME                            420,885              210,007                98,875               (39,332)

          OTHER INCOME (EXPENSE):
          Interest Income (Expense)                    16,364                4,035                (7,840)                  (30)
                                                -------------        -------------         -------------         -------------
                   Total Other Income                  16,364                4,035                (7,840)                  (30)
                                                -------------        -------------         -------------         -------------
          INCOME BEFORE TAXES                         437,249              214,042                91,035               (39,362)
          Income Tax Provision                        144,281               81,336                30,041                (2,287)
                                                -------------        -------------         -------------         -------------

          NET INCOME                                  292,968        $     132,706         $      60,994         $     (37,075)
                                                =============        =============         =============         =============
          EARNINGS PER
          COMMON SHARE:
               Basic                            $        0.03        $       (0.01)        $        0.00         $       (0.06)
               Diluted                          $        0.03        $       (0.01)        $        0.00         $       (0.06)
                                                -------------        -------------         -------------         -------------

          Weighted Average Common
              Shares Outstanding                    5,219,698            1,726,600             5,168,245             1,726,600
                                                -------------        -------------         -------------         -------------


                   The accompanying notes are an integral part
                         Of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                              6 MONTHS           6 MONTHS         3 MONTHS        3 MONTHS
                                                                ENDED             ENDED            ENDED            ENDED
                                                            JUNE 30, 1999     JUNE 30, 1998    JUNE 30, 1999    JUNE 30, 1998
                                                            -------------     -------------    -------------    -------------
CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net Income (Loss)                                         $    292,968      $    132,706      $     60,994      $    (37,075)
  Adjustments to Reconcile Net Income to
  Net Cash Flows from Operating Activities:
    Depreciation, Depletion and Amortization                      22,070                53            19,038                38
    Increase (Decrease) in Deferred Taxes                        144,281            81,336            30,041            (2,287)
    (Decrease) in Drilling Advances                             (284,074)               --                --                --
    Decrease  (Increase)  in Accounts Receivable                  73,534          (340,905)          (71,916)          195,565
    Increase  (Decrease)  in Accounts Payable
    and Accrued Liabilities                                        3,816           (28,241)           25,541           (12,960)
                                                            ------------      ------------      ------------      ------------
NET CASH (USED) BY
 OPERATING ACTIVITIES                                            252,595          (155,051)           63,698           143,281

CASH FLOWS FROM
INVESTING ACTIVITIES:
  Decrease (Increase) in Advances to Affiliate                    44,156          (161,838)                0          (271,313)
  Decrease (Increase) in Other Assets                            (10,127)          (11,583)           (6,707)          (34,399)
  Purchase of Drilling Equipment                                (245,000)               --           (25,000)               --
  Purchase of Oil and Gas Properties                            (296,409)          (99,905)          (33,847)          (63,987)
                                                            ------------      ------------      ------------      ------------
NET CASH PROVIDED (USED)
  IN INVESTING ACTIVITIES                                       (507,380)         (273,326)          (65,554)         (369,699)

CASH FLOWS FROM
FINANCING ACTIVITIES:
  Additions to long term debt                                          0                --                 0                --
  Payments of long term debt                                    (167,881)           (4,000)         (117,381)               --
  Issuance of Preferred Stock                                    227,425           351,270           223,675           351,269
  Retirement of Common Stock                                     (15,000)               --                --                --
  Payments of Preferred Stock Dividends                         (147,923)         (151,312)          (72,546)          (76,427)
                                                            ------------      ------------      ------------      ------------
NET CASH PROVIDED (USED)
 BY FINANCING ACTIVITIES                                        (103,379)          195,958            33,748           274,842
                                                            ------------      ------------      ------------      ------------
NET INCREASE (DECREASE) IN CASH                                 (358,164)         (232,419)           31,892            48,424
CASH AT BEGINNING OF PERIOD                                      480,952           367,455            90,896            86,612
                                                            ------------      ------------      ------------      ------------
CASH AT END OF PERIOD                                       $    122,788      $    135,036      $    122,788      $    135,036
                                                            ============      ============      ============      ============

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
  Cash Paid for Interest                                    $      5,062      $         --      $      5,062      $         --
                                                            ============      ============      ============      ============
  Cash Paid for Income Taxes                                          --                --                --                --

NON-CASH ACTIVITIES:
  Purchase of drilling rigs and equipment financed          $  1,844,484      $         --      $    972,150      $         --
through  long-term debt and reduction in advance            ================  ============      ============      ============
from BR Group




                  The accompanying notes are an integral part
                         Of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General


Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101 (See Note 3).

The Company is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. The Company sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the oil and gas exploration partnerships. The Company also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas grilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of the Company by an affiliate, Blue Ridge Group, Inc.

The Company also acquires direct working interest participation in oil and gas properties. The participation includes exploratory and development wells and includes both operated and non-operated working interest participation. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of private offerings of preferred stock.


The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Drilling Operations


The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all drilling advances, direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. The Company based on the short-term nature of the drilling contracts; i.e. 4-5 days has utilized this accounting method.


Working Interests


Oil and gas revenue from working interests the Company owns is recognized at the point of sale.


Managed Limited Partnerships


The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas leases. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


Property and Equipment


Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets as follows:



                                           LIVES (YEARS)
                                           -------------
                Machinery and Equipment         10
                Autos and Trucks                 5
                Furniture and Fixtures          10

The Company follows the successful effort method of accounting for oil and gas properties, using the lease as its accumulation center for capitalized costs. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves and all development costs are capitalized.


Exploration costs, which do not result directly in the discovery of oil and gas reserves, are charged to expense as incurred. The capitalized costs, consisting of lease and well equipment, lease acquisition costs and intangible development costs are depreciated, depleted and amortized oil the unit-of-production method, based on estimates of recoverable proved developed oil and gas reserves of each respective lease.


The costs of acquiring undeveloped properties are capitalized as incurred and carried until the property is capitalized as a producing oil and gas property, or is surrendered or otherwise disposed of, at which time the full amount is charged to operations. Maintenance and repairs are charged against operations as incurred. Renewals and betterments which extend the life or improve existing properties are capitalized.

Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of tile property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


Earnings Per Common Share


The Company's basic earnings per common share ("Basic EPS") are based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations.

The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the 6 months and 3 months ended June 30, 1999 and 1998:



                                            6 MONTHS        3 MONTHS
                                              1999             1999
                                          ------------      ------------
Basic EPS computation -
  Net Income                              $    292,968      $     60,994
  Less: Preferred Stock Dividends             (147,923)          (72,546)
                                          ------------      ------------
  Earnings (Loss) Available to Common     $    145,045      $    (11,552)
   Stockholders                           ============      ============




                  DATES                        SHARES                  FRACTION                WEIGHTED
OUTSTANDING                          O       OUTSTANDING               OF PERIOD            AVERAGE SHARES
----------------------------------------     -----------               ---------            --------------
January 1 - June 30                           5,171,578                  100.0%              5,171,578
Common Stock Repurchased February 1              (5,000)                  83.3%                 (4,165)
Series B Preferred Converted
  April 1 - June 30                              53,120                   25.0%                 13,280
                                              ---------                                      ---------
                                              5,219,698
  Weighted Average Shares                     =========                                      5,180,693
                                                                                             =========



               6 MONTHS  3 MONTHS
                  1999      1999
               --------  --------
Basic EPS       $ 0.03    $ 0.00
                ------    ======

                                                          6 MONTHS         3 MONTHS
                                                            1998              1998
                                                        ------------      ------------
Basic EPS computation -
 Net Income                                             $    132,706      $    (37,705)
 Less: Preferred Stock Dividends                            (151,312)          (72,546)
                                                        ------------      ------------
 Loss Available to Common Stockholders                  $    (18,606)     $   (113,502)
                                                        ============      ============

    DATES                                 SHARES     FRACTION       WEIGHTED
 OUTSTANDING                           OUTSTANDING  OF PERIOD   AVERAGE SHARES
-------------                          -----------  ---------   --------------
January 1 - June 30                     1,726,600    100.0%        1,726,600
                                        ---------                  ---------

  Weighted Average Shares                                          1,726,600
                                                                   =========


                6 MONTHS  3 MONTHS
                  1998       1998
                --------  --------
Basic EPS       $(0.01)   $(0.06)
                ------    ------

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)



Supplemental Earnings Per Share Data

The following supplemental information presents the Company's pro forma earnings per share assuming all preferred stock was converted to common stock as of June 30, 1999:




Net Income                                             $     292,968
Preferred stock dividends paid                              (147,923)
Pro forma preferred stock dividends avoided                  147,923
                                                       -------------

Pro forma Net Income available for
       Common stockholders                             $     292,968
                                                       =============
Weighted average shares outstanding
       at 6/30/99                                          5,180,693
Pro forma conversion of all preferred
       stock as of the beginning of 1999                     645,358
                                                       -------------

Pro forma weighted average shares
       outstanding assuming conversion
       of all preferred stock                          $   5,826,051
                                                       =============
Pro forma earnings per common share for
       six months ended June 30,1999                   $         .05

===============================================================================


Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.


Cash and Cash Equivalents


For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit.

2. AFFILIATED OIL AND GAS PARTNERSHIPS

The Company provides turnkey drilling services for the various oil and gas partnerships, which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $3,008,400 and $1,581,181 during the six months ended June 30, 1999 and 1998, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture in addition to syndication fees for funds raised directly by the Company. Management fees and syndication fees earned during the 6 months ended June 30, 1999 and 1998 amounted to $115,675 and $88,675, respectively.

In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $65,415 and $50,672 during the 6 months ended June 30, 1999 and 1998, respectively.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships, less the applicable loss generated by these partnerships relative to the Company's percentage ownership. The Company has allocated, on a pro-rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

3. RELATED PARTY TRANSACTIONS

Stock Transactions

The Company was organized in November 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source). In 1995, Gem Source sold 1,633,000 shares for $0.001 per share under Rule 504, an exemption under Regulation D from full registration with the SEC.

Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March 1996 when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. In June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000.

As of June 30, 1999, there are 5,219,698 shares of common stock issued and outstanding. A total of 3,110,575 shares are held by BRG and the remainders of 2,109,123 shares are held by approximately 470 shareholders, 40 of which are original stockholders of the Company.

Advances from Related Parties

During 1998, the Company agreed with Blue Ridge Group, Inc. to acquire and develop oil and gas properties and drilling equipment in the Appalachian Basin of Kentucky. In order to facilitate the acquisition of these properties the Company advanced approximately $1,300,000, bearing interest at 12% per annum, to Blue Ridge Group, Inc. As of June 30, 1999 approximately $98,989 in interest had been earned under this arrangement and the entire balance had been repaid via the drilling of 10 gas wells and the purchase of drilling equipment.

Additionally, Blue Ridge Group, Inc. provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month. Blue Ridge Energy also reimbursed Blue Ridge Group for direct costs paid on its behalf. As of June 30, 1999 and 1998, approximately $0 was due and payable to Blue Ridge Group under this arrangement.

4. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at June 30, 1999 and 1998:


                                             1999            1998
                                        ------------     ------------
Oil and Gas Properties                  $    852,308     $    757,280
Drilling Rig and Equipment                 2,089,484               --
Furniture and Fixtures                           364              364
                                        ------------     ------------
                                           2,942,156          757,644
Less Accumulated Depreciation                 38,265              154
                                        ------------     ------------
                                        $  2,903,891     $    757,490
                                        ============     ============

Depreciation expense was $20,253 and $53 during the 6 months ended June 30, 1999 and 1998, respectively.


During the first quarter of 1999 the Company consummated the purchase of an Ingersoll Rand drilling rig and its ancillary equipment for approximately $1.35 million of which approximately $600 thousand was provided by long-term debt. In June 1999 the Company consummated the purchase of another Ingersoll Rand drilling rig for approximately $750 thousand.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


5. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has agreed to automatically convert all shares of preferred stock outstanding effective as of the first day the Company's common stock is publicly traded on any exchange or over-the-counter, or June 30, 2000, whichever comes first.

Contingencies

The company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $2 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

As of June 30, 1999, the Company had no significant customers or suppliers (other than its majority stockholder, Blue Ridge Group, Inc.) which could, individually, have a significant effect on the Company's operations.

The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by tile FDIC.

6. STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock, which the company initially had the authority to issue, was 20,000,000 shares being designated as common stock. As of June 30, 1999, the Company was authorized to issue 25,000,000 shares of stock -- 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

Common Stock

The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC to bring the total outstanding shares of common stock to 2,633,000.


Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March 1996, when BRG acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the Company treasury for $0.05 a share, or $50,000 and options to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, the Company granted warrants to BRG to purchase additional 5,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from March 31, 1998 through March 31, 2003.


During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised options to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in several of its partnerships.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)



During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised options to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 890,427 of these shares to investors in several of its partnerships.

During May 1998, the Company authorized the issuance of 2,000,000 shares of Common Stock Warrants ("Warrants"). In conjunction with the sale of the Company's Series D Preferred Stock 1,000,000 of these warrants have been reserved and one warrant will be issued with each share of Series D Preferred Stock sold and will be exercised to purchase BR Energy common stock at $1.00 per share between May 31, 1998 and May 31, 2003. As of June 30, 1999, there were 305,258 Series D Warrants issued and outstanding, none of which had been exercised.


Series A Preferred Stock

During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("Series A Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.


In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership interests in Target Leasing, Ltd. I. The value assigned to the properties acquired of $154,810 and the accounts receivables of $34,380 resulted in total consideration received of $189,190. At June 30, 1999 and 1998 there were -0-and 297,746 shares of Series A Stock issued and outstanding, respectively.


Series B Preferred Stock

During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC OF two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.

At June 30, 1999 and 1998 there were 600 and 202,374 shares of Series B Stock issued and outstanding.

Series C Preferred Stock

During 1997, the Company authorized the issuance and sale of 400,00 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

                            BLUE RIDGE ENERGY, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.

At June 30, 1999 and 1998, there were 169,450 shares of Series C Stock issued and outstanding.

Series D Preferred Stock

During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. In addition, the Company will issue one Common Stock Warrant exercisable to purchase one share of the Company's Common Stock for $ 1.00 with each share of Series D Stock sold. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

At June 30, 1999, there were 305,258 shares of Series D Stock issued and outstanding. The total amount received from the sale of this stock was $1,831,548 less expenses paid of $537,753.


7. LONG-TERM DEBT

During April 1999 the Company purchased a drilling rig and related equipment for a total of $1,274,484 with a cash down payment of $245,000 and the balance ($614,484) financed over five years. The terms of the financing agreements requires monthly payments of $12,631 at interest rates ranging from 7.7% to 8.75%. The aggregate amount of required payments over the next five years as of June 30, 1999 are as follows:




1999                                    $  75,786
2000                                      151,572
2001                                      151,572
2002                                      151,572
2003                                      151,572
Balance                                    50,524
                                        ----------
                                          732,598
Less - amount representing interest       135,320
                                        ----------
Principal balance at June 30, 1999      $ 597,278
                                        ==========



8. SUBSEQUENT EVENTS

Beginning in the first quarter of 1999, the Company has been negotiating with Premier Energy, LLC to purchase its 50% interest in Stone Mountain Energy, LLC of Kingsport, Tennessee. Stone Mountain Energy, LLC owns a 150-mile natural gas pipeline project, which will run from Harlan County in eastern Kentucky to Knoxville, Tennessee. Subsequent to June 30, 1999 these negotiations were terminated with no agreement being reached.

                                    PART III




EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
(3)(i)    Articles of Incorporation of Blue Ridge Energy, Inc.
(3)(ii)   Bylaws of Blue Ridge Energy, Inc.
10.1      Turnkey drilling contract - Blue Ridge Energy Production Fund dated
          August 1, 1996
10.2      Turnkey drilling contract - Smackover/Woodbine I Joint Venture dated
          October 1, 1996
10.3      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated October 1, 1996
10.4      Turnkey drilling contract - Paluxy Joint Venture, Ltd. dated February
          24, 1997
10.5      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated February 24, 1997
10.6      Turnkey drilling contract - Home Stake Joint Venture Ltd. dated
          May 21, 1997
10.7      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated May 21, 1997
10.8      Turnkey drilling contract - Sherman/Moore #1 Joint Venture, Ltd. dated
          September 26, 1997
10.9      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated September 26, 1997
10.10     Turnkey drilling contract - Phillips/Blue Ridge Joint Venture #1, Ltd.
          dated February 10, 1998
10.11     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated February 10, 1998
10.12     Turnkey drilling contract - 1998 Year End Drilling Programs, Ltd.
          dated December 1, 1998
10.13     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated December 1, 1998
10.14     Turnkey drilling contract - Harlan County Limited Partnership, Ltd.
          dated March 4, 1999
10.15     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated March 4, 1999
10.16     Turnkey drilling contract - Cumberland Gap 10 Limited Partnership,
          Ltd. dated April 13, 1999
10.17     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated April 13, 1999


10.18     Purchase contract for Ingersoll-Rand RD-20 drilling rig - from Noland
          Company dated February 6, 1998
10.19     Bill of Sale of Ingersoll-Rand T-4 drilling rig - Blue Ridge Group,
          Inc. to Blue Ridge Energy, Inc. dated June 30, 1999
10.20     Promissory Note for $126,000 from Blue Ridge Energy, Inc. to Blue
          Ridge Group, Inc. dated June 30, 1996
10.21     Letter agreement and line of credit for $1,500,000 between Blue Ridge
          Group, Inc. and Blue Ridge Energy, Inc. for the acquisition by Energy of a 75% W.I. in 50 oil & gas wells in Appalachian Basin dated August
          31, 1998
10.22     Management Services contract between Blue Ridge Energy, Inc. and Blue
          Ridge Group dated September 30, 1996
10.23     Common Stock Purchases Warrant between Blue Ridge Energy, Inc. and
          Blue Ridge Group for purchase of 2,000,000 shares of Blue Ridge Energy,
          Inc. common stock - dated June 30, 1996
10.24     Common Stock Purchase Warrant between Blue Ridge Energy, Inc. and Blue
          Ridge Group, Inc. for purchase of 5,000,000 of Blue Ridge Energy, Inc.
          common stock - dated February 28, 1998
10.39     Limited Partnership Agreement of Home Stake Joint Venture, Ltd.
10.40(a)  Joint Venture Agreement of Blue Ridge Energy Productions Fund - dated
          August 1, 1996
10.41(a) Amended agreement of joint venture of Blue Ridge Production Fund - dated August 20, 1996
10.42(a)  Limited Partnership Agreement of Paluxy Joint Venture, Ltd.
10.43(a)  Limited Partnership Agreement of Sherman/Moore #1 Joint Venture, Ltd.
10.44(a)  Limited Partnership Agreement of Phillips/Blue Ridge Joint Venture #1,
          Ltd.
10.45(a)  Limited Partnership Agreement of 1998 Year End Drilling Program, Ltd.
10.46(a)  Limited Partnership Agreement of Harlan County Limited Partnership,
          Ltd.
10.47(a)  Limited Partnership Agreement of Cumberland Gap 10 Limited
          Partnership, Ltd.
10.48(a)  Limited Partnership Agreement of B.V. Ranch #1 Limited Partnership,
          Ltd.
(11)      Computation of per share earnings - included in Part F/S
(13) Quarterly report on Form 10-QSB for the period ended September 30, 1999. Incorporated by reference to Part F/S of the Form 10-SB, previously filed on November 10, 1999
27.1      Financial Data Schedule
27.2      Financial Data Schedule


(a) Included as exhibit 10.39 is the Limited Partnership Agreement of Home Stake Joint Venture, Ltd. The other limited partnership agreements listed above (10.40 through 10.48) are substantially similar in contents to the Homestake Joint Venture Agreement. BR Energy considers these limited partnership agreements as "ordinary course of business type contracts" within the meaning of Item 601(b)(10) and accordingly, have not been included herein

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

    Blue Ridge Energy, Inc. Registrant



Date:  January 19, 2000          By:  /s/ J. THOMAS COOK, JR.
                                    -----------------------------
                                    J. Thomas Cook, Jr.
                                    Director, Senior Vice President-Finance and
                                    Chief Financial Officer

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
(3)(i)    Articles of Incorporation of Blue Ridge Energy, Inc.
(3)(ii)   Bylaws of Blue Ridge Energy, Inc.
10.1      Turnkey drilling contract - Blue Ridge Energy Production Fund dated
          August 1, 1996
10.2      Turnkey drilling contract - Smackover/Woodbine I Joint Venture dated
          October 1, 1996
10.3      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated October 1, 1996
10.4      Turnkey drilling contract - Paluxy Joint Venture, Ltd. dated February
          24, 1997
10.5      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated February 24, 1997
10.6      Turnkey drilling contract - Home Stake Joint Venture Ltd. dated
          May 21, 1997
10.7      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated May 21, 1997
10.8      Turnkey drilling contract - Sherman/Moore #1 Joint Venture, Ltd. dated
          September 26, 1997
10.9      Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group Inc. dated September 26, 1997
10.10     Turnkey drilling contract - Phillips/Blue Ridge Joint Venture #1, Ltd.
          dated February 10, 1998
10.11     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated February 10, 1998
10.12     Turnkey drilling contract - 1998 Year Ended Drilling Programs, Ltd.
          dated December 1, 1998
10.13     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated December 1, 1998
10.14     Turnkey drilling contract - Harlan County Limited Partnership, Ltd.
          dated March 4, 1999
10.15     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated March 4, 1999
10.16     Turnkey drilling contract - Cumberland Gap 10 Limited Partnership,
          Ltd. dated April 13, 1999
10.17     Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue Ridge
          Group, Inc. dated April 13, 1999


10.18     Purchase contract for Ingersoll-Rand RD-20 drilling rig -- from Noland
          Company dated February 6, 19998.
10.19     Bill of Sale of Ingersoll-Rand T-4 drilling rig - Blue Ridge Group,
          Inc. to Blue Ridge Energy, Inc. dated June 30, 1999.
10.20     Promissory Note for $126,000 from Blue Ridge Energy Inc. to Blue Ridge
          Group Inc. dated June 30, 1996.
10.21     Letter agreement and line of credit for $1,500,000 between Blue Ridge
          Group Inc. and Blue Ridge Energy, Inc for the acquisition by Energy of a 75% W.I. in 50 oil & gas wells in Appalachian Basin dated August 31,
          1998.
10.22     Management Services contract between Blue Ridge Energy, Inc. and Blue
          Ridge Group dated September 30, 1996.
10.23     Common Stock Purchases Warrant between Blue Ridge Energy, Inc. and
          Blue Ridge Group for purchase of 2,000,000 shares of Blue Ridge Energy
          Inc, common stock - dated June 30, 1996.
10.24     Common Stock Purchase Warrant between Blue Ridge Energy Inc and Blue
          Ridge Group Inc for purchase of 5,000,000 of Blue Ridge Energy Inc common stock - dated February 26, 1998.
10.39     Limited Partnership Agreement of Home Stake Joint Venture, Ltd.
10.40(a)  Joint Venture Agreement of Blue Ridge Energy Productions Fund - dated
          August 1, 1996.
10.41(a) Amended agreement of joint ventures of Blue ridge Production Fund - dated August 20, 1996.
10.42(a)  Limited Partnership Agreement of Palaxy Joint Venture, Ltd.
10.43(a)  Limited Partnership Agreement of Sherman/Moore #1 Joint Venture, Ltd.
10.44(a)  Limited Partnership Agreement of Phillips/Blue Ridge Joint Venture #1,
          Ltd.
10.45(a)  Limited Partnership Agreement of 1998 Year end drilling Program, Ltd.
10.46(a)  Limited Partnership Agreement of Harlan County Limited Partnership,
          Ltd.
10.47(a)  Limited Partnership Agreement of Cumberland GAP 10 Limited
          Partnership, Ltd.
10.48(a)  Limited Partnership Agreement of Bill Rand #1 Limited Partnership,
          Ltd.
(11)      Computation of per share earnings - included in Part F/S
(13) Quarterly report on Form 10-QSB for the period ended September 30, 1999. Incorporated by reference to part F/S of the Form 10-SB, previously filed on November 10, 1999
27.1      Financial Data Schedule
27.2      Financial Data Schedule


(a) Included as exhibit 10.39 is the Limited Partnership Agreement of Home Stake Joint Venture, Ltd. The other limited partnership agreements listed above (10.40 through 10.48) are substantially similar in contents to the Homestake Joint Venture Agreement. BR Energy considers these limited partnership agreements as "ordinary course of business type contracts" within the meaning of Item 601(b)(10) and accordingly, have not been included herein.